


05066453




SCANNING FOR LIFE
IDSI

Imaging Diagnostic Systems Inc.





Tim Hansen, Chief Executive Officer



Allan Schwartz, Executive Vice President and CFO



Ed Horton, Chief Operating Officer

IDSI Officers



Deborah O'Brien, Senior Vice President

Fellow Shareholders,

Since I joined the Company in July 2004, we have strengthened our clinical position and begun an aggressive commercialization effort. Bringing a revolutionary new medical imaging technology to market is always challenging, but we are especially encouraged by the growing trend toward a multidisciplinary approach to handling breast disease. We believe the molecular imaging capabilities of the CTLM system being demonstrated at clinical sites, industry meetings, and in ongoing research have positioned IDSI for success in this new environment.

Achieving US marketing approval for the CTLM system is our number one priority. In FY05, we altered our FDA course to take full advantage of numerous CTLM technical advances and user training improvements. We are currently aligning a number of clinical sites to use these new systems and methods to collect data for the PMA submission.

Meanwhile, our program to develop international markets by establishing luminary referral and research sites has created clinical and market interest and will be expanded in FY06. Our new clinical partners are helping CTLM gain needed recognition; one site published IDSI's first peer-reviewed clinical publication in the June issue of *Investigative Radiology*. Our China initiative, although off to a slow start, remains very promising. Overall, CTLM clinical exam volume has risen above 6,000 and is growing rapidly. This clinical momentum and our expanding geographic coverage should translate into commercial growth in FY06 and beyond.

Throughout FY05 we strategically increased the strength of the IDSI team. In addition to my experience, IDSI now includes the talents of an accomplished international sales executive; a second MD radiologist, who is also a bio-med PhD; another credentialed PhD in our algorithm development team; a PhD with deep optical physics experience; a veteran imaging industry service manager; a QA director with medical device experience; and a strong technical marketing specialist.

I am very proud of our team and our commitment to bring the full value of CT Laser Mammography to women and medical professionals throughout the world. On behalf of our employees, customers, distributors, and clinical partners, I would like to thank you, our shareholders, for your ongoing support. I look forward to fulfilling our vision of "Scanning for Life" together.

T. B. Hansen

Tim Hansen
Chief Executive Officer

CT Laser Mammography - CTLM®


RCC

Mammogram showing a 4-5 mm nodule (arrowed). Except for the nodule and some skin dimpling, the breast is unchanged from one year ago.



CTLM image of the same breast, viewed from the same angle. A normal vessel, marked by yellow arrows, can be seen. The red arrows indicate a large area of angiogenesis that corresponds with the nodule and involves the skin, perhaps causing the dimpling.



"The differentiation between benign and malignant lesions requires better functional information, not better anatomical information. CTLM provides the answer to the urgent problem of finding and differentiating between cancer and benign tissues within the breast." - **Eric Milne, MD, FRCR, FRCP; IDSI Director of Clinical Research**

Trends toward Multidisciplinary Breast Cancer Case Management

Screening Mammography is considered the primary procedure for breast cancer detection. Yet, it is widely recognized that not all cancers can be detected by mammography alone. To improve breast cancer case management, there is a movement toward a multidisciplinary approach to detection and treatment.[1]

Ultrasound is currently the modality of choice to complement mammography; MRI and nuclear medicine are emerging as adjunctive techniques. CT Laser Mammography (CTLM®) is a new multidisciplinary tool that can provide information not available in the mammogram about the vascularity or molecular level function of the breast, enabling physicians to make more informed decisions for their patients.

[1] American Journal of Roentgenology, August 2004, Vol 183:2, pp. 479-486

Applying Our Unique Technology

Each year, more than one million women worldwide are diagnosed with breast cancer; hundreds of thousands fall victim to the disease. The CTLM system has the potential to fill an important role as an adjunct to mammography to improve breast cancer case management.

CT Laser Mammography - A Revolutionary Breast Imaging System

The CTLM system is designed to scan the breast with a laser to image blood distribution. CT Laser Mammography, like a CT scanner, collects data in slices and images the breast in 3-D, as a volume. By using a laser instead of an x-ray tube, the CTLM system is able to visualize normal blood vessels as well as the new blood vessels that are formed in response to a chemical signal sent out by tumors. This process, known as angiogenesis, provides tumors with the blood supply they need to grow.

The ability to visualize the blood present in the breast adds unique clinical information at the functional, or molecular, level. This additional information could enable clinicians to know if a mass is benign or malignant.

As part of mammography case management, CTLM may improve diagnostic accuracy while reducing the number of biopsies performed that later prove to be negative. It is estimated that 80% of biopsies recommended in the US on the basis of mammography are negative. This causes serious emotional, physical, and financial burdens on hundreds of thousands of women and our health care systems.

CTLM images breasts of all densities and does so without the discomfort of breast compression, manipulation, or radiation. CTLM is a painless, non-invasive breast imaging procedure that provides a unique clinical and market opportunity.

Progress in FY 05

IDSI made many advances in our global commercialization during FY 05. A number of new research partners were added, as well as new associates who are furthering R&D efforts, expanding distribution networks, and enhancing physician training programs. We also moved forward in our US Premarket Approval submission process.


Breast Imaging
CT

Radiological Society of North America, November 2004



Sharon Jones, Director of Clinical Programs, explains CTLM technology

Meetings and Conferences

Imaging Diagnostic Systems, Inc. has had a year of high visibility. Building on the reputation that we have created in laser breast imaging technology and for the CTLM system, IDSI participated in the Radiological Society of North America (RSNA) exhibition in Chicago, IL, at MEDICA in Düsseldorf, Germany, and at the European Congress of Radiology (ECR) exhibition in Vienna, Austria. At ECR, CTLM was featured in a symposium entitled: "CTLM And 3D Absorption And Fluorescence Optical Molecular Imaging Of Human Breast Cancer," moderated by Professor Eric Milne, MD, Director of Clinical Research at IDSI, and including three of our clinical partners.

IDSI also exhibited at the Society of Breast Imaging (SBI)'s 7th Postgraduate Course in Vancouver, Canada, and at the 30th Arab Health Exhibition and Congress in Dubai, United Arab Emirates.

CTLM case studies were also presented at the National Consortium of Breast Centers, Inc. 15th Annual National Interdisciplinary Breast Center Conference in Las Vegas, NV.

In FY 06, IDSI and its distributors will continue to attend trade exhibitions, congresses, and symposia to educate people about the CTLM® System as part of our global commercialization program, to make new contacts, and to strategically position CTLM as the leader in laser-based breast imaging.

Approvals

IDSI received Chinese State Food and Drug Administration (SFDA) marketing approval in September 2004. This enables IDSI to market the CTLM system in China. CTLM is the first approved laser-based breast cancer detection system in China.

On November 2nd, 2004, the Food and Drug Administration (FDA) determined that the proposed PMA clinical study to evaluate CTLM is a Non-Significant Risk (NSR) device study. IDSI is in the process of establishing sites from which to collect data that will be used in the Premarket Approval submission.

Intellectual Property

During fiscal year 2005, six patents were issued to IDSI from the European Union, Australia, and Hong Kong. The patents, for the method of image reconstruction, determination of breast boundary, and molecular imaging applications, mirror patents already held by IDSI in the US. With a total of 28 patents issued in the US and internationally, IDSI is positioned to make CTLM available worldwide.





Beijing, China CTLM Operator Training, conducted by Christy Dunnam, RT, CTLM Clinical Specialist



"CTLM has shown a high potential to remarkably enhance the sensitivity when used as an *adjunct to mammography. Throughout our experiences with CTLM, we observed that women* with dense breasts can especially benefit from this new technology." - **Alexander Poellinger, MD, Charité Hospital, Berlin, Germany**

Customers, Luminary Partners, and Distributors

In September 2004, a Vice President of International Sales was selected to accelerate an international commercialization network. The network now consists of an Asian Region, anchored by the Chinese distribution hub; a European Region, which includes distributors in Italy, Poland, the Czech Republic, and Bulgaria and covers Portugal, Slovenia, Latvia, Lithuania, the Slovak Republic, Hungary, Ukraine and Byelorussia; and a Middle East/North Africa Region, served by a hub in Ankara, Turkey, including existing distributors in Turkey, United Arab Emirates and Saudi Arabia and covering Palestine, Jordan, Iran, Egypt, Libya, Tunisia, Azerbaijan, Tajikistan, Kazakhstan, Uzbekistan, and Georgia. The distribution network has resulted in sales to Italy, China, and the United Arab Emirates.

The distribution network also benefits from the development of luminary partnerships. Through clinical collaborative agreements, researchers and patients in the served areas develop an understanding of the benefits of CTLM capabilities.

Clinical sites include:

Gazi University Hospital
Ankara, Turkey
Charles University Hospital
Prague, Czech Republic
Catholic University Hospital
Rome, Italy
Comprehensive Cancer Centre
Gliwice, Poland
Robert-Rössle Clinic
Buch, Germany
University of Muenster Hospital
Muenster, Germany
Charité Hospital
Berlin, Germany
Medical University of Vienna
Vienna, Austria
Friendship Hospital
Beijing, China

Through the information gathered at these sites, we will gain a greater understanding of the possibilities for expanding the diagnostic and therapeutic uses of the CTLM system. The research done at the sites will also enable greater recognition for IDSI and the CTLM system. A study from one site, the Medical University of Vienna, demonstrated the potential of CTLM to characterize benign and malignant tumors. Results were featured in the June 2005 issue of *Investigative Radiology.*

Training and Site Support

IDSI has been developing a training/site support program to provide hands-on training of physicians and technologists with the CTLM system after it has been installed; the program includes continuing education and clinical support resources post-installation. An MD-Associate Director of Clinical Research was appointed in May 2005 to expand this program.

The IDSI Vision: Scanning for Life

Imaging Diagnostic Systems, Inc. has developed a revolutionary new imaging device to aid in the detection and management of breast cancer. The Computed Tomography Laser Mammography (CTLM®) system uses a laser to image the breast in a noninvasive procedure. Unlike x-ray mammography, CTLM images blood hemoglobin and angiogenesis, the formation of new blood vessels, which is often associated with breast cancer.

Our vision is to develop a family of CTLM imaging systems. A CTLM system based on the current design may initially be used as a multidisciplinary adjunct to x-ray mammography, ultrasound, and MRI to assist in differentiating malignant from benign lesions.

We envision future CTLM systems optimized for fluorescence and molecular imaging. These sophisticated devices may allow characterization of tissues to improve diagnostic accuracy and to help manage therapeutic regimens.

IDSI has chosen the phrase "SCANNING FOR LIFE" to capture our vision that someday, women may begin breast cancer screening at an early age and continue throughout their lives. CTLM could be used to discover signs of abnormality as early as possible, when intervention offers the most favorable outcomes. The CTLM system can produce high-quality images of dense breasts without exposing women to radiation. With these advantages, CTLM could become a breast screening modality of choice for women of all ages - Scanning for Life because of the safety of laser methods.

IDSI is the leader in CT Laser Mammography. We will develop our family of CT Laser breast imaging systems and target opportunities in the women's health market where our innovative clinical solutions will be most valued.


SCANNING FOR LIFE
IDSI

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This condensed annual report contains "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements include, among others, statements relating to our business strategy, which is based upon our interpretation and analysis of trends in the healthcare treatment industry, especially those related to the diagnosis and treatment of breast cancer, and upon management's ability to successfully develop and commercialize its principal product, the CTLM®. This strategy assumes that the CTLM® will prove superior, from both a medical and an economic perspective, to alternative techniques for diagnosing breast cancer. This strategy also assumes that we will be able to promptly obtain from the FDA and the relevant foreign governmental agencies the approvals which are needed to market the CTLM® in the United States and key foreign markets and that we will be able to raise the capital necessary to finance the completion of the development and commercialization of the CTLM®. Many known and unknown risks, uncertainties and other factors, including, but not limited to, technological changes and competition from new diagnostic equipment and techniques, changes in general economic conditions, healthcare reform initiatives, legal claims, regulatory changes and risk factors detailed from time to time in our Securities and Exchange Commission filings may cause these assumptions to prove incorrect and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

TABLE OF CONTENTS

CORPORATE PROFILE

We are a development stage medical technology company. Since our inception in December 1993, we have been engaged in the development and testing of a Computed Tomography Laser Breast Imaging System for detecting breast cancer (CT Laser Mammography or, "CTLM®"). We are currently in the process of commercializing the CTLM® in certain international markets.

Although the CTLM® system is a CT-like scanner, its energy source for imaging is a laser beam and not ionizing radiation such as is found in conventional x-ray mammography or CT scanners. The advantage of imaging without ionizing radiation may be significant in our markets. X-ray mammography is a well-established method of imaging the structures within the breast. Ultrasound is often used as an adjunct to mammography to help differentiate tumors and cysts. The CTLM® is being marketed as an adjunct to mammography and will not compete directly with X-ray mammography. CTLM® is, however, an emerging new modality offering the potential of molecular functional imaging, which can visualize the process of angiogenesis which may be used to distinguish between benign and malignant tissue.

We believe that the adjunctive use of CT laser breast imaging will improve early diagnosis, reduce diagnostic uncertainty, and decrease the number of biopsies performed on benign lesions. The CTLM technology is unique and patented. IDSI intends to develop our technologies into a family of related products. We believe these technologies and clinical benefits constitute substantial markets for our products well into the future.

BREAST CANCER

According to the American Cancer Society (ACS), approximately 223,500 new cases of invasive breast cancer and 56,300 cases of non-invasive (localized) breast cancer occurred in the United States during 2004. Breast cancer ranks as the second leading cause of cancer-related death among women, causing an estimated 44,000 deaths in 2004. There is widespread agreement that screening for breast cancer, when combined with appropriate follow-up, will reduce mortality from the disease.

Due in part to the limitations in the ability of the currently available modalities to identify malignant lesions, a large number of patients with suspicious lesions proceed to surgical biopsy, an invasive and expensive procedure. Approximately 1.3 million surgical biopsies are performed each year in the United States, of these, approximately 70–80% result in the surgical removal of benign breast tissue. In addition, biopsies result in pain, scarring, and anxiety to patients.

REGULATORY AND CLINICAL STATUS

In order to sell the CTLM® commercially in the United States, we must obtain marketing clearance from the Food and Drug Administration. A Pre-Market Approval (PMA) application must be supported by extensive data, including pre-clinical and clinical trial data, as well as extensive literature to prove the safety and effectiveness of the device. Under the Food, Drug, and Cosmetic Act, the FDA has 180 days to review a PMA application, although in certain cases the FDA may increase that time period through requests for additional information or clarification of existing information.

In our initial PMA application we followed the guidelines of the "Standardized Shell for Modular Submission" for the FDA approval process. We filed four modules from September 2000 to May 2001, which were accepted, and then filed our PMA application in April 2003. In June 2003 we received notification from FDA that an initial review of our PMA had been conducted and was sufficiently complete to permit a substantive review and was, therefore, suitable for filing. An in-depth evaluation of the safety and effectiveness of the device was conducted as part of the PMA application process.

We filed a new application with Health Canada in June 2003 because of new clinical data. On June 18, 2003 we received notification from the Medical Device Bureau of Health Canada that our application had been accepted for review. On November 14, 2003 we announced that we received notification from the Medical Device Bureau of Health Canada that our application for a "New Medical Device" license was approved. The license was issued in accordance with the Medical Device Regulations, Section 36. Furthermore, we possess the CAN/CSA ISO 13485-1998 certification, which is an additional regulatory requirement that is evidence of compliance to the quality system of the medical device.

In August 2003, we received a letter from the FDA stating that it had completed its review of our PMA. The FDA, in its letter, outlined deficiencies in the PMA application, which must be resolved before the FDA's review could be completed. The FDA stated that until these deficiencies are resolved, the PMA application is not approvable in its current form. The FDA identified measures to make the PMA approvable, and we worked with our FDA counsel and consultants to prepare an amendment to our PMA application to address the deficiencies noted in the letter.

In February 2004, we received a warning letter from the FDA specifically regarding the bio-monitoring section of an inspection conducted August 13th through August 18th, 2003 at our facility. We submitted our response to this letter to the FDA on February 9, 2004. On March 29, 2004, we announced in an 8-K filing that our responses to the FDA's warning letter regarding the bio-monitoring inspection addressed each of the issues and no further response to the FDA was required at that time. In March 2004, we received an extension of time to respond to the FDA's August 22, 2003 letter regarding our pre-market approval application.

In September 2004, we announced that our CT Laser Mammography System, CTLM®, had received Chinese State Food and Drug Administration (SFDA) marketing approval. The People's Republic of China SFDA issued the registration "Certificate for Medical Device". The medical device registration number is 20043241646.

In October 2004, we issued a press release of a shareholder letter written by our new CEO, Tim Hansen, detailing the steps he had taken in FDA and other corporate development matters during his first three months as CEO of the Company. In the letter he stated among other things, the following: "These are complex matters, but after conferring with the FDA and our outside consultants, I recently made the decision to simply withdraw our current PMA application and resubmit the entire package in a simpler and more clinically and technically robust filing. Consequently, IDSI will submit a new PMA application with a rephrased intended use statement better supported by our data, the inclusion of new clinical cases to improve the biometrics, and with a new clinical protocol to fully support the adjunctive use of CTLM® in clinical mammography settings."

In November 2004, we received a letter from the FDA stating that it has determined that the CTLM® proposed clinical investigation is a non-significant risk (NSR) device study because it does not meet the definition of a significant risk (SR) device under section 812.3(m) of the investigational device exemptions (IDE) regulation 21 CFR 812.

In January 2005 we issued a press release of a shareholder letter entitled, "Imaging Diagnostic Systems, Inc. Releases Letter to Shareholders" written by Tim Hansen, CEO. The letter contained a brief status update of the three top priorities stated in Mr. Hansen's initial letter to shareholders released in October 2004. Specific to our PMA activities, the letter stated, "... we are altering course. The clinical study we had analyzed and which we intended to submit to the FDA did not, in our opinion, adequately reflect the capabilities of CTLM® as an adjunctive mammography tool. Our clinical cases were collected on CTLM® systems dating back to 2001. Since that time IDSI has developed significant improvements in the scanning subsystems, image reconstruction and image display software. We have also improved quality assurance routines to ensure better operator and physician training, and improved image quality control. These enhancements were routinely implemented as they became validated on our international CTLM® shipments, but the same changes were not made to the 2001 units in order to maintain our PMA modules in their original forms. We now intend to collect data using our latest systems because we believe the results will yield a stronger study to support our PMA application.

Consequently, we will install updated CTLM® systems in the US and upgrade several international units to collect data under a new protocol. Our plan will extend the time to actual PMA submission from what we were anticipating in October, but we believe this approach will better support the application."

We are currently selecting prospective sites and arranging agreements to gather clinical exams for a subsequent PMA submission.

CLINICAL COLLABORATION SITES UPDATE

CTLM® Systems have been installed and patients are being scanned under clinical collaboration agreements as follows:

1. Schering AG (Three Units)
    - Robert-Rossle Clinic, Berlin, Germany
    - University of Muenster, Muenster, Germany
    - Humboldt University of Berlin, Charite Hospital, Berlin, Germany
2. The University of Vienna, Allgemeines Hospital, Vienna, Austria
3. Humboldt University of Berlin, Charite Hospital, Berlin, Germany
4. The Comprehensive Cancer Centre, Gliwice, Poland (Two Systems)
5. Catholic University Hospital, Rome, Italy
6. Charles University Hospital, Prague, Czech Republic
7. Gazi University Hospital, Ankara, Turkey
8. Friendship Hospital, Beijing, Peoples Republic of China

We are in discussions with other European hospitals and clinics wishing to participate in our clinical collaboration program. The additional collaboration sites will be announced upon the signing of our clinical collaboration agreements. We have been commercializing the CTLM® in many global markets and we previously announced our plans to set up this network to foster research and to promote the technology in local markets. We will continue to support similar programs in China and in other global regions. These investments may accelerate CTLM® market acceptance while providing valuable clinical experiences.

INTERNATIONAL SALES

In January 2005, we announced that we sold a CTLM® system to our Italian distributor, Biomedical International, Snc. Revenue from the sale was reported in our third quarter ending March 31, 2005.

In February 2005, we announced that we sold a second CTLM® system to our Italian distributor, Biomedical International, Snc. Revenue from the sale was reported in our third quarter ending March 31, 2005.

In February 2005, we announced that we sold a CTLM® system to our distributor, Abu Dhabi International Medical Services of Abu Dhabi, United Arab Emirates. Revenue from the sale was reported in our third quarter ending March 31, 2005.

In August 2005, we announced that our Polish distributor, EDO Med Sp. Z.o.o. purchased the two CTLM® systems installed for use in research projects at Institute of Oncology at the Comprehensive Cancer Centre in Gliwice, Poland. Revenue from the sale will be reported in our first quarter ending September 30, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the Condensed Financial Statements included elsewhere in this report and the information described under the caption "Risk Factors" below.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, inventories, and intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventory

Our inventories consist of raw materials, work-in-process and finished goods, and are stated at the lower of cost (first-in, first-out) or market. As a designer and manufacturer of high technology medical imaging equipment, we may be exposed to a number of economic and industry factors that could result in portions of our inventory becoming either obsolete or in excess of anticipated usage. These factors include, but are not limited to, technological changes in our markets, our ability to meet changing customer requirements, competitive pressures in products and prices and reliability, replacement and availability of key components from our suppliers. We evaluate on a quarterly basis, using the guidance of ARB 43, Chapter 4, Statement 5, our ability to realize the value of our inventory based on a combination of factors including the following: how long a system has been used for demonstration or clinical collaboration purpose; the utility of the goods as compared to their cost; physical obsolescence; historical usage rates; forecasted sales or usage; product end of life dates; estimated current and future market values; and new product introductions. Assumptions used in determining our estimates of future product demand may prove to be incorrect, in which case excess and obsolete inventory would have to be adjusted in the future. If we determined that inventory was overvalued, we would be required to make an inventory valuation adjustment at the time of such determination. Although every effort is made to ensure the accuracy of our forecasts of future product demand, significant unanticipated changes in demand could have a significant negative impact on the value of our inventory and our reported operating results. Additionally, purchasing requirements and alternative usage avenues are explored within these processes to mitigate inventory exposure.

RESULTS OF OPERATIONS

We are in the process of commercializing our operations and as part of our transition plan to exit from SFAS 7 reporting as a development stage enterprise, we have changed the format of our management discussion and analysis of financial condition and results of operations (MD&A) to better disclose and discuss the three most significant categories of expenses, i.e., general and administrative (G&A), research and development (R&D), and sales and marketing (S&M).

In our previous filings, the discussion of compensation and related benefits only included salaries, payroll taxes and bonuses for two categories: 1) administrative and engineering and 2) research and development. We expanded the research and development category and are now combining engineering with research and development under our new R&D discussion. We have renamed the administrative and engineering category as general and administrative. We have created an additional category, sales and marketing. Also in our previous discussions, the costs of salaries, payroll taxes and bonuses for sales and marketing were included in administrative and engineering.

In addition, we are expanding our discussion of health insurance and worker's compensation insurance so that they fall into compensation and related benefits for one of the three expense categories, where we previously included them under insurance costs.

Twelve Months Ended June 30, 2005 and June 30, 2004

SALES AND COST OF SALES

Revenues during the year ended June 30, 2005, were $374,952 representing a decrease of $358,259 or 49% from $733,211 during the year ended June 30, 2004. The Cost of Sales during the year ended June 30, 2005, was $166,685 representing a decrease of $117,997 or 41% from $284,682 during the year ended June 30, 2004. The decrease in revenues is a result of selling three CTLM® Systems with a lower average selling price compared to four CTLM® System during the year ended June 30, 2004.

GENERAL AND ADMINISTRATIVE (G&A)

Our general and administrative expenses include compensation and related benefits for employees in the areas of administration, finance, human resources and information technology. Also included are travel/subsistence related to G&A activities; property and casualty insurance; directors' and officers' liability insurance; professional fees associated with our corporate and securities attorneys and independent auditors; maintenance of our current patents; corporate governance expenses; stockholder expenses; consulting; utilities; maintenance; telephones; office supplies and sales and property taxes.

General and administrative expenses during the year ended June 30, 2005, were $3,014,800 representing a decrease of $3,434,959 or 53% from $6,449,759 during the year ended June 30, 2004. Of the $3,014,800 and $6,449,759, compensation and related benefits comprised $1,846,825 (61%) and $3,461,852 (54%), respectively.

The decrease of $3,434,959 was due primarily to the reclassification of $1,873,188 in compensation and related benefits, $316,436 in travel and subsistence, $148,221 in consulting and $185,388 in professional fees to the appropriate R&D and S&M expense categories.

We do not expect a material increase in our general and administrative expenses until we realize a significant increase in revenue from the sale of our product.

RESEARCH AND DEVELOPMENT (R&D)

We incur research and development expenses to develop significant enhancements to our sole product, the CTLM®. These expenses consist primarily of compensation and related benefits; clinical, legal and consulting fees associated with our PMA application; costs associated with materials and components we use to make product enhancements to the CTLM®; materials and components for new product research; professional fees associated with the research and applications for new patents; and the costs associated with the travel/subsistence, shipping, training, installing and servicing of our clinical collaboration sites.

Research and development expenses during the year ended June 30, 2005, were $2,553,567 representing an increase of $2,015,848 or 375% from $537,719 during the year ended June 30, 2004. Of the $2,553,567 and $537,719, compensation and related benefits comprised $1,525,531 (60%) and $374,437 (70%), respectively.

The increase of $2,015,848 was due primarily to the reclassification of $1,525,531 in compensation and related benefits, $64,495 in travel and subsistence, $101,862 in consulting, and $185,388 in outside legal services from the G&A expense category.

Clinical expenses during the year ended June 30, 2005, were $445,322 representing an increase of $393,676 or 762% from $51,676 as a result of PMA study expenses during the fiscal year ended June 30, 2005.

We expect a significant increase in our R&D expenses because of the costs associated with conducting clinical trials in the United States required for our PMA application. We also expect our consulting expenses and professional fees to increase due to the costs associated with the preparation and submission of our PMA application to the FDA at the conclusion of the U.S. clinical trials. See "Clinical Collaboration Sites Update"

SALES AND MARKETING (S&M)

Our sales and marketing expenses consist primarily of compensation and related benefits for employees in the areas of sales, marketing, sales support and sales administration. Also included are the expenses associated with advertising and promotion; trade shows; conferences; promotional and training costs related to marketing the CTLM®; commissions; travel/subsistence; consulting; certification expenses; and product liability insurance.

Sales and marketing expenses during the year ended June 30, 2005, were $1,083,706 representing an increase of $672,427 or 164% from $411,279 during the year ended June 30, 2004. Of the $1,083,706 and $411,279, compensation and related benefits comprised $347,657 (32%) and $0 (0%), respectively.

The increase of $672,427 was due primarily to the reclassification of $347,657 in compensation and related benefits, and $251,941 in travel and subsistence, and $46,359 in consulting expenses from the G&A expense category.

The increases were further due to the international travel expenses associated with developing our distributor network. We expect commissions, advertising and promotion and travel and subsistence costs to increase as we continue to implement our global commercialization program. We are in the process of expanding our sales and marketing department which will result in an increase of compensation and related benefits costs.

AGGREGATED OPERATING EXPENSES

The following discussion explains the sum of significant expenses that are included in our three most significant categories of expenses, i.e., general and administrative (G&A), research and development (R&D), and sales and marketing (S&M). Also included are Inventory valuation adjustments and Depreciation and amortization.

Total operating expenses (G&A, R&D, S&M, Inventory valuation adjustments and Depreciation and amortization) during the year ended June 30, 2005, were $7,338,806 representing a decrease of $822,176 or 11% from $8,160,982 when compared to the operating expenses during the year ended June 30, 2004.

Settlement expenses during the year ended June 30, 2005, were $0 representing a decrease of $450,000, which was the one-time settlement expense associated with a case which was settled in the fiscal year ended June 30, 2004.

Compensation and related benefits during the year ended June 30, 2005, were $3,720,013 representing a decrease of $116,276 or 3% from $3,836,289 during the year ended June 30, 2004. The decrease in compensation is primarily due to the fair market value of the 2004 holiday bonus given to the employees in January 2005, which was $307,100 less than the 2003 holiday bonus given in January 2004.

Consulting expenses during the year ended June 30, 2005, were $267,456 representing a decrease of $134,670 or 33% from $402,156 during the year ended June 30, 2004. The decrease was due primarily to the hiring of a vice president of international sales in September 2004, which eliminated the expense of an international marketing consultant. However, we will continue to use other consultants in certain countries to assist our vice president of international sales. There was also a reduction in consulting fees due to the termination of our financial advisor concurrent with the termination of the Third Private Equity Credit Agreement.

Professional expenses during the year ended June 30, 2005, were $307,775 representing a decrease of $123,037, or 29% from $430,813 during the year ended June 30, 2004. The decrease was due primarily to the elimination of legal fees associated with a previous case.

Clinical expenses during the year ended June 30, 2005, were $445,322 representing an increase of $393,676 or 762% from $51,676 as a result of PMA study expenses during the fiscal year ended June 30, 2005. We expect a significant increase in the fiscal year ending June 30, 2006 due to the costs associated with conducting clinical trials in the United States required for our PMA application. See "Clinical Collaboration Sites Update"

Travel and subsistence costs during the year ended June 30, 2005, were $346,872 representing an increase of $22,633 or 7% from $324,239 during the year ended June 30, 2004. This increase was primarily due to additional travel costs associated with domestic and international trade shows and the development of our distributor network.

Inventory Valuation Adjustments during the year ended June 30, 2005, were $499,194 representing a decrease of $87,316 or 15% from $586,510 during the year ended June 30, 2004. The decrease is due to a reduction in write-downs of obsolete lasers and other components that are no longer used in the manufacturing of the CTLM®. See "Critical Accounting Policy — Inventory".

Depreciation and amortization during the year ended June 30, 2005, were $187,539 representing an increase of $11,824 or 7% from $175,715 during the year ended June 30, 2004.

Interest expense during the fiscal year ended June 30, 2005, was $598,021 representing a decrease of $96,121 or 14% from the corresponding period for 2004. The decrease is due primarily to the amount of the draws and the recording of the 7% and 9% discounts on our equity credit line as interest with Charlton Avenue, LLC ("Charlton").

We have recorded other income of $409,962 as a result of the extinguishment of debt from a loan and related accrued interest payable as of June 30, 2005. See Notes to the Financial Statements, Note 10 "Short-Term Debt".

Twelve Months Ended June 30, 2004 and June 30, 2003

Revenues during the year ended June 30, 2004, were $733,211 representing an increase of $549,126 or 298% from $184,085 during the year ended June 30, 2003. The Cost of Sales during the year ended June 30, 2004, was $284,682 representing an increase of $205,493 or 259% from $79,189 during the year ended June 30, 2003. The increase is a result of selling four CTLM® Systems compared to one CTLM® System during the year ended June 30, 2003.

General and administrative expenses in the aggregate during the 12 months ended June 30, 2004 were $4,288,625 representing a decrease of $760,205 or 15% from $5,048,830 during the 12 months ended June 30, 2003. General and administrative expenses in the aggregate are derived from deducting compensation and related benefits, research and development expenses, depreciation and amortization and adding interest income to the net loss as presented on the Statement of Operations. The decrease in general and administrative expenses was due primarily to a reduction in inventory write-downs of $323,934 and the $391,853 reduction in costs associated with comparing the one-time settlement of $450,000 for the Ladenburg case to the one-time settlement of $841,853 for the Giambrone case in the prior period. See Item 3. "Legal Proceedings". Selling, general and administrative expenses ("SG&A") in the aggregate during the year ended June 30, 2004, were $643,892 representing an increase of $218,136 or 51% from $425,756 during the year ended June 30, 2003. The increase in SG&A was primarily due to costs associated with commercializing the CTLM® in the international market.

Compensation and related benefits during the year ended June 30, 2004, were $3,836,289 representing an increase of $944,986 or 33% from $2,891,303 during the year ended June 30, 2003. The increase in compensation is primarily due to the recording of a holiday stock bonus of $382,950 given to the employees during the third quarter and the accrual of the payment obligation of $420,000 to Linda Grable pursuant to her retirement agreement.

Consulting expenses during the year ended June 30, 2004, were $402,156 representing an increase of $24,884 or 7% from $377,272 during the year ended June 30, 2003. The increase was due primarily to the engagement of an international sales and marketing consultant during the year ended June 30, 2004.

Inventory Valuation Adjustments during the year ended June 30, 2004, were $586,510 representing a decrease of $323,934 or 36% from $910,444 during the year ended June 30, 2003. The decrease is due to a reduction in write-downs of obsolete lasers and other components that are no longer used in the manufacturing of the CTLM®. See "Critical Accounting Policy — Inventory".

Professional expenses during the year ended June 30, 2004, were $430,813 representing a decrease of $81,966, or 16% from $512,779 during the year ended June 30, 2003. The decrease was due primarily to reduced litigation expenses as a result of the settlement of lawsuits during the year ended June 30, 2004.

Travel and subsistence costs during the year ended June 30, 2004, were $324,239 representing an increase of $85,917 or 36% from $238,322 during the year ended June 30, 2003. This increase was primarily due to additional travel costs associated with domestic and international trade shows and the development of our distributor network.

Interest expense during the year ended June 30, 2004, was $694,142 representing a decrease of $293,775, or 30% from $987,917 during the year ended June 30, 2003. The decrease was primarily due to a reduction in the use of our Private Equity Credit lines resulting in a decrease in recording of the 9% discount on the Third Private Equity Credit Agreement and the 7% discount on the Fourth Private Equity Credit Agreement.

Balance Sheet Data

We have financed our operations since inception by the issuance of equity securities with aggregate net proceeds of approximately $53,873,479 and through loan transactions in the aggregate net amount of $2,595,029. Furthermore, we issued equity securities for the conversion of all outstanding convertible debentures in the aggregate net amount of $3,240,000.

Our combined cash and cash equivalents totaled $765,523 at June 30, 2005. We do not expect to generate a positive internal cash flow for at least the next 12 months due to our need to obtain the PMA, the expected costs of commercializing our initial product, the CTLM®, and the time required for homologations from certain countries.

Our inventory, which consists of raw materials, work in process (including completed units under testing) and finished goods, totaled $2,020,498 at June 30, 2005 and $2,357,864 at June 30, 2004. Raw materials used for research and development or other purposes are expensed and not included in inventory. This decrease is primarily due to the valuation adjustment of $499,194 recorded during the year. We expect to recover our investment because the CTLM® represents a new technology for imaging the breast using a laser beam instead of ionizing X-ray to produce three dimensional images. We expect over time that the CTLM® will gain worldwide acceptance in the medical community because its basis in science is Computed Tomography. See Note 6 "Inventories".

Our property and equipment, net, totaled $2,166,920 at June 30, 2005 and $2,301,095 at June 30, 2004. This decrease is due primarily to depreciation during the fiscal year ending June 30, 2005.

Our Intangible assets (formerly "Other assets") totaled $341,765 at June 30, 2005 compared to $375,941 at June 30, 2004. The June 30, 2004 total of $375,941 reflects the restatement of a total of $430,302 consisting of $372,410 for fiscal year 2001 and $57,892 for fiscal year 2002 from intangible assets to certification expense.

Our Total Current Liabilities are $835,466 at June 30, 2005 compared to $1,512,933 at June 30, 2004. The June 30, 2004 total of $1,512,933 reflects the restatement of Other Current Liabilities. Prior to the restatement, Other Current Liabilities consisted of the accrued compensation resulting from variable plan accounting treatment of certain historical stock options. See "Notes to Financial Statements", Notes 2(m) and 8.

Liquidity and Capital Resources

We are currently a development stage company and our continued existence is dependent upon our ability to resolve our liquidity problems, principally by obtaining additional debt and/or equity financing. We have yet to generate a positive internal cash flow, and until significant sales of our product occur, we are mostly dependent upon debt and equity funding from outside investors. In the event that we are unable to obtain debt or equity financing or are unable to obtain such financing on terms and conditions acceptable to us, we may have to cease or severely curtail our operations. This would materially impact our ability to continue as a going concern.

We have financed our operating and research and development activities through several Regulation S and Regulation D private placement transactions. Net cash used for operating and product development expenses during fiscal 2005 was $6,972,964 primarily due to our purchase of additional materials to continue the manufacture of CTLM® Systems in anticipation of receiving orders from our distributors in certain countries where permitted by law compared to net cash used by operating activities and product development of the CTLM® and related software development of $6,834,193 in fiscal 2004. At June 30, 2005, we had working capital of $2,263,853 compared to working capital of $1,493,359 at June 30, 2004.

If and when we receive a PMA from the FDA, which cannot be assured, we believe that, based on our current business plan approximately $5 million will be required above and beyond normal operating expenses over the next year to complete all necessary stages in order for us to market the CTLM® in the United States and foreign countries. The $5 million will be used to purchase inventory, sub-contracted components, tooling, manufacturing templates and non-recurring engineering costs associated with preparation for full capacity manufacturing and assembly and marketing, advertising and promotion, training, ongoing regulatory expenses, and other costs associated with product launch. If the need should arise for capital in excess of the Fourth Private Equity Credit Agreement or if the Fourth Private Equity Credit Agreement is unavailable due to the price of our common stock, our inability to comply with the registration provision, Charlton's breach of its agreement, or any other reason, we may be forced to seek additional funding through public or private financing, collaboration, licensing and other arrangements with corporate partners. See "Sale of Unregistered Securities-Financing/Equity Line of Credit."

During fiscal 2005, we were able to raise a total of $7,204,370 less expenses through Regulation D transactions. We do not expect to generate a positive internal cash flow for at least the next 12 months due to our need to obtain the PMA, the expected costs of commercializing our initial product, the CTLM®, and the expense of our continuing product development program. We will require additional funds for operating expenses, developing our CD-ROM clinical atlas, FDA regulatory processes, manufacturing and marketing programs and to continue our product development program. Accordingly, we plan to utilize the Fourth Private Equity Credit Agreement to raise the funds required prior to the end of fiscal year 2006 in order to continue operations. In the event that we are unable to utilize the Fourth Private Equity Credit Agreement, we would have to raise the additional funds required by either equity or debt financing, including entering into a transaction(s) to privately place equity, either common or preferred stock, or debt securities, or combinations of both; or by placing equity into the public market through an underwritten secondary offering. If additional funds are raised by issuing equity securities, dilution to existing stockholders will result, and future investors may be granted rights superior to those of existing stockholders.

No assurances, however, can be given that the necessary future financing will be available or, if available, that it will be obtained on terms satisfactory to us. Our ability to effectuate our business plan and continue operations is dependent on our ability to raise capital, structure a profitable business, and generate revenues. If our working capital were insufficient to fund our operations, we would have to explore additional sources of financing.

Capital expenditures for the fiscal 2005 were $23,641 as compared to $334,264 for fiscal 2004. These expenditures were a direct result of purchases of computer and other equipment, office, warehouse and manufacturing fixtures and computer software. We anticipate that our capital expenditures for fiscal 2006 will be approximately $75,000.

During the year ending June 30, 2005, there were no changes in our existing debt agreements and we had no outstanding bank loans as of June 30, 2005. Our annual fixed commitments, including salaries and fees for current employees and consultants, rent, payments under license agreements and other contractual commitments are approximately $7.4 million, as of the date of this report and are likely to increase as additional agreements are entered into and additional personnel are retained. We will require substantial additional funds for our product development programs, operating expenses, regulatory processes, and manufacturing and marketing programs, which are presently estimated at an aggregate of approximately $620,000 per month. The foregoing projections are subject to many conditions most of which are beyond our control. Our future capital requirements will depend on many factors, including the following: the progress of our product development projects, the time and cost involved in obtaining regulatory approvals; the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; competing technological and market developments; changes and developments in our existing collaborative, licensing and other relationships and the terms of any new collaborative, licensing and other arrangements that we may establish; and the development of commercialization activities and arrangements. We do not expect to generate a positive internal cash flow for at least 12 months as substantial costs and expenses continue due principally to the commercialization of the CTLM®, activities related to our FDA PMA process, and advanced product development activities. We intend to use the Fourth Private Equity Credit Agreement as our principal source of additional capital. We plan to continue our policy of investing excess funds, if any, in a High Performance Money Market account at Wachovia Bank N.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Imaging Diagnostic Systems, Inc.

We have audited the accompanying balance sheets of Imaging Diagnostic Systems, Inc. (a Development Stage Company) as of June 30, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years ended June 30, 2005, 2004 and 2003 and for the period December 10, 1993 (date of inception) to June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Imaging Diagnostic Systems, Inc. (a Development Stage Company), as of June 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended June 30, 2005, 2004 and 2003 and for the period December 10, 1993 (date of inception) to June 30, 2005 in conformity with United States generally accepted accounting principles.

As discussed in Note 3 to the financial statements, the Company has restated its financial statements to reflect the changes in accounting for the treatment of certain costs previously capitalized as intangible assets, and for compensation previously accrued and recorded to other current liabilities, on options granted to officers of the Company.

The Company is in the development stage as of June 30, 2005 and to date has had no significant operations. Recovery of the Company's assets is dependent on future events, the outcome of which is indeterminable. In addition, successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Imaging Diagnostic Systems, Inc.'s internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 22, 2005 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ Margolies, Fink and Wichrowski

Certified Public Accountants
Pompano Beach, Florida
August 22, 2005

IMAGING DIAGNOSTIC SYSTEMS, INC.
(a Development Stage Company)

BALANCE SHEETS
June 30, 2005 and 2004

ASSETS

	2005	2004 (Restated)*
Current assets:		
Cash and cash equivalents	$ 765,523	$ 554,354
Accounts receivable	264,535	28,925
Loans receivable	14,576	570
Inventory	2,020,498	2,357,864
Prepaid expenses	34,187	64,579
Total current assets	3,099,319	3,006,292
Property and equipment, net	2,166,920	2,301,095
Intangible assets, net	341,765	375,941
	$ 5,608,004	$ 5,683,328

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004 (Restated)*
Current liabilities:		
Accounts payable and accrued expenses	$ 783,966	$ 1,172,526
Customer deposits	30,000	40,000
Short term debt	21,500	300,407
Total current liabilities	835,466	1,512,933
Commitments and contingencies	-	-
Stockholders equity:		
Common stock, no par value; authorized 300,000,000 shares, issued 199,900,569 and 173,327,412 shares, respectively	87,150,773	79,235,712
Additional paid-in capital	1,597,780	1,597,780
Deficit accumulated during the development stage	(83,976,015)	(76,663,097)
Total stockholders' equity	4,772,538	4,170,395
	$ 5,608,004	$ 5,683,328

* See Notes 2(m) and 8

See accompanying notes to the financial statements.

IMAGING DIAGNOSTIC SYSTEMS, INC.
(a Development Stage Company)

STATEMENTS OF OPERATIONS

	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003	From Inception (December 10, 1993) to June 30, 2005
		(Restated)*	(Restated)*	(Restated)*
Net Sales	$ 374,952	$ 733,211	$ 184,085	$ 1,292,248
Cost of Sales	166,685	284,682	79,189	530,556
Gross Profit	208,267	448,529	104,896	761,692
Operating Expenses:				
General and administrative	3,014,800	6,449,759	4,925,900	43,586,744
Research and development	2,553,567	537,719	1,165,995	14,250,847
Sales and Marketing	1,083,706	411,279	245,028	4,527,280
Inventory valuation adjustments	499,194	586,510	910,444	3,734,195
Depreciation and amortization	187,539	175,715	240,329	2,421,108
Amortization of deferred compensation	-	-	-	4,064,250
	7,338,806	8,160,982	7,487,696	72,584,424
Operating Loss	(7,130,539)	(7,712,453)	(7,382,800)	(71,822,732)
Gain (Loss) on sale of fixed assets	-	(5,669)	11,254	5,585
Interest income	5,680	9,305	689	274,517
Other income	409,962	-	-	409,962
Interest expense	(598,021)	(694,142)	(987,917)	(5,995,587)
Net Loss	(7,312,918)	(8,402,959)	(8,358,774)	(77,128,255)
Dividends on cumulative Pfd. stock:				
From discount at issuance	-	-	-	(5,402,713)
Earned	-	-	-	(1,445,047)
Net loss applicable to common shareholders	$ (7,312,918)	$ (8,402,959)	$ (8,358,774)	$(83,976,015)
Net Loss per common share:				
Basic and Diluted:				
Net loss per common share	$ (0.04)	$ (0.05)	$ (0.06)	$ (1.02)
Weighted avg. no. of common shares	185,636,553	167,982,750	145,150,783	82,490,877

* See Notes 2(m) and 8

See accompanying notes to the financial statements.

IMAGING DIAGNOSTIC SYSTEMS, INC.
(a Development Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY
From December 10, 1993 (date of inception) to June 30, 2005

	Preferred Stock (**)		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Subscriptions Receivable	Deferred Compensation	Total
	Number of Shares	Amount	Number of Shares	Amount					
Balance at December 10, 1993 (date of inception)	0	$ -	0	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of common stock, restated for reverse stock split	-	-	510,000	50,000	-	-	-	-	50,000
Acquisition of public shell	-	-	178,752	-	-	-	-	-	-
Net issuance of additional shares of stock	-	-	15,342,520	16,451	-	-	-	-	16,451
Common stock sold	-	-	36,500	36,500	-	-	-	-	36,500
Net loss	-	-	-	-	-	(66,951)	-	-	(66,951)
Balance at June 30, 1994	-	-	16,067,772	102,951	-	(66,951)	-	-	36,000
Common stock sold	-	-	1,980,791	1,566,595	-	-	(523,118)	-	1,043,477
Common stock issued in exchange for services	-	-	115,650	102,942	-	-	-	-	102,942
Common stock issued with employment agreements	-	-	75,000	78,750	-	-	-	-	78,750
Common stock issued for compensation	-	-	377,500	151,000	-	-	-	-	151,000
Stock options granted	-	-	-	-	622,500	-	-	(622,500)	-
Amortization of deferred compensation	-	-	-	-	-	-	-	114,375	114,375
Forgiveness of officers' compensation	-	-	-	-	50,333	-	-	-	50,333
Net loss	-	-	-	-	-	(1,086,436)	-	-	(1,086,436)
Balance at June 30, 1995	-	-	18,616,713	2,002,238	672,833	(1,153,387)	(523,118)	(508,125)	490,441

See accompanying notes to the financial statements.

IMAGING DIAGNOSTIC SYSTEMS, INC.
(a Development Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
From December 10, 1993 (date of inception) to June 30, 2005

	Preferred Stock (**)		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Subscriptions Receivable	Deferred Compensation	Total
	Number of Shares	Amount	Number of Shares	Amount					
Balance at June 30, 1995	-	-	18,616,713	2,002,238	672,833	(1,153,387)	(523,118)	(508,125)	490,441
Preferred stock sold, including dividends	4,000	3,600,000	-	-	1,335,474	(1,335,474)	-	-	3,600,000
Common stock sold	-	-	700,471	1,561,110	-	-	-	-	1,561,110
Cancellation of stock subscription	-	-	(410,500)	(405,130)	-	-	405,130	-	-
Common stock issued in exchange for services	-	-	2,503,789	4,257,320	-	-	-	-	4,257,320
Common stock issued with exercise of stock options	-	-	191,500	104,375	-	-	(4,375)	-	100,000
Common stock issued with exercise of options for compensation	-	-	996,400	567,164	-	-	-	-	567,164
Conversion of preferred stock to common stock	(1,600)	(1,440,000)	420,662	1,974,190	(534,190)	-	-	-	-
Common stock issued as payment of preferred stock dividends	-	-	4,754	14,629	-	(14,629)	-	-	-
Dividends accrued on preferred stock not yet converted	-	-	-	-	-	(33,216)	-	-	(33,216)
Collection of stock subscriptions	-	-	-	-	-	-	103,679	-	103,679
Amortization of deferred compentsation	-	-	-	-	-	-	-	232,500	232,500
Forgiveness of officers' compensation	-	-	-	-	100,667	-	-	-	100,667
Net loss (restated)	-	-	-	-	-	(6,933,310)	-	-	(6,933,310)
Balance at June 30, 1996 (restated)	2,400	2,160,000	23,023,789	10,075,896	1,574,784	(9,470,016)	(18,684)	(275,625)	4,046,355

See accompanying notes to the financial statements.

IMAGING DIAGNOSTIC SYSTEMS, INC.
(a Development Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
From December 10, 1993 (date of inception) to June 30, 2005

	Preferred Stock (**)		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Subscriptions Receivable	Deferred Compensation	Total
	Number of Shares	Amount	Number of Shares	Amount					
Balance at June 30, 1996 (restated)	2,400	2,160,000	23,023,789	10,075,896	1,574,784	(9,470,016)	(18,684)	(275,625)	4,046,355
Preferred stock sold, including dividends	450	4,500,000	-	-	998,120	(998,120)	-	-	4,500,000
Conversion of preferred stock to common stock	(2,400)	(2,160,000)	1,061,202	2,961,284	(801,284)	-	-	-	-
Common stock issued in exchange for services	-	-	234,200	650,129	-	-	-	-	650,129
Common stock issued for compensation	-	-	353,200	918,364	-	-	-	-	918,364
Common stock issued with exercise of stock options	-	-	361,933	1,136,953	-	-	(33,750)	-	1,103,203
Common stock issued to employee	-	-	(150,000)	(52,500)	-	-	-	-	(52,500)
Common stock issued as payment of preferred stock dividends	-	-	20,760	49,603	-	(16,387)	-	-	33,216
Dividends accrued on preferred stock not yet converted	-	-	-	-	-	(168,288)	-	-	(168,288)
Stock options granted	-	-	-	-	1,891,500	-	-	(1,891,500)	-
Collection of stock subscriptions	-	-	-	-	-	-	16,875	-	16,875
Amortization of deferred compentsation	-	-	-	-	-	-	-	788,000	788,000
Net loss (restated)	-	-	-	-	-	(7,646,119)	-	-	(7,646,119)
Balance at June 30, 1997 (restated)	450	4,500,000	24,905,084	15,739,729	3,663,120	(18,298,930)	(35,559)	(1,379,125)	4,189,235

See accompanying notes to the financial statements.

IMAGING DIAGNOSTIC SYSTEMS, INC.
(a Development Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
From December 10, 1993 (date of inception) to June 30, 2005

	Preferred Stock (**)		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Subscriptions Receivable	Deferred Compensation	Total
	Number of Shares	Amount	Number of Shares	Amount					
Balance at June 30, 1997 (restated)	450	4,500,000	24,905,084	15,739,729	3,663,120	(18,298,930)	(35,559)	(1,379,125)	4,189,235
Preferred stock sold, including dividends and placement fees	501	5,010,000	-	-	1,290,515	(1,741,015)	-	-	4,559,500
Conversion of preferred stock to common stock	(340)	(3,400,000)	6,502,448	4,644,307	(1,210,414)	-	-	-	33,893
Common stock sold	-	-	500,000	200,000	-	-	-	-	200,000
Common stock issued in exchange for services	-	-	956,000	1,419,130	-	-	-	-	1,419,130
Common stock issued for compensation	-	-	64,300	54,408	-	-	-	-	54,408
Common stock issued with exercise of stock options	-	-	65,712	22,999	-	-	-	-	22,999
Common stock issued in exchange for licensing agreement	-	-	3,500,000	1,890,000	(3,199,000)	-	-	-	(1,309,000)
Dividends accrued on preferred stock not yet converted	-	-	-	-	-	(315,000)	-	-	(315,000)
Stock options granted	-	-	-	-	1,340,625	-	-	(1,340,625)	-
Collection of stock subscriptions	-	-	-	12,500	-	-	21,250	-	33,750
Amortization of deferred compentsation	-	-	-	-	-	-	-	1,418,938	1,418,938
Net loss (restated)*	-	-	-	-	-	(6,715,732)*	-	-	(6,715,732)*
Balance at June 30, 1998 (restated)*	611	6,110,000	36,493,544	23,983,073	1,884,846	(27,070,677)*	(14,309)	(1,300,812)	3,592,121*

* See Notes 2(m) and 8

See accompanying notes to the financial statements.

IMAGING DIAGNOSTIC SYSTEMS, INC.
(a Development Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
From December 10, 1993 (date of inception) to June 30, 2005

	Preferred Stock (**)		Common Stock						
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Subscriptions Receivable	Deferred Compensation	Total
Balance at June 30, 1998 (restated)*	611	6,110,000	36,493,544	23,983,073	1,884,846	(27,070,677)*	(14,309)	(1,300,812)	3,592,121*
Preferred stock issued — satisfaction of debt	138	1,380,000	-	-	(161,348)	(492,857)	-	-	725,795
Conversion of preferred stock to common stock	(153)	(1,530,000)	4,865,034	1,972,296	(442,296)	-	-	-	-
Common stock sold	-	-	200,000	60,000	-	-	-	-	60,000
Common stock issued — exchange for services and compensation	-	-	719,442	301,210	-	-	-	-	301,210
Common stock issued — repayment of debt	-	-	2,974,043	1,196,992	-	-	-	-	1,196,992
Common stock issued in exchange for loan fees	-	-	480,000	292,694	-	-	-	-	292,694
Common stock issued with exercise of stock options	-	-	65,612	124,464	-	-	-	-	124,464
Common stock issued in satisfaction of licensing agreement payable	-	-	3,500,000	1,890,000	-	-	-	-	1,890,000
Redeemable preferred stock sold, deemed dividend	-	-	-	-	-	(127,117)	-	-	(127,117)
Dividends accrued-preferred stock not yet converted	-	-	-	-	-	(329,176)	-	-	(329,176)
Stock options granted	-	-	-	-	209,625	-	-	(209,625)	-
Amortization of deferred compentsation	-	-	-	-	-	-	-	1,510,437	1,510,437
Net loss (restated)*	-	-	-	-	-	(6,543,292)*	-	-	(6,543,292)*
Balance at June 30, 1999 (restated)*	596	5,960,000	49,297,675	29,820,729	1,490,827	(34,563,119)*	(14,309)	-	2,694,128*

* See Notes 2(m) and 8

See accompanying notes to the financial statements.

IMAGING DIAGNOSTIC SYSTEMS, INC.
(a Development Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
From December 10, 1993 (date of inception) to June 30, 2005

	Preferred Stock (**)		Common Stock						
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Subscriptions Receivable	Deferred Compensation	Total
Balance at June 30, 1999 (restated)*	596	5,960,000	49,297,675	29,820,729	1,490,827	(34,563,119)*	(14,309)	-	2,694,128*
Conversion of convertible debentures	-	-	4,060,398	3,958,223	-	-	-	-	3,958,223
Conversion of preferred stock to common, net	(596)	(5,960,000)	45,415,734	7,313,334	(648,885)	-	-	-	704,449
Common stock sold	-	-	100,000	157,000	-	-	-	-	157,000
Common stock issued — exchange for services and compensation, net of cancelled shares	-	-	137,000	(18,675)	-	-	-	-	(18,675)
Common stock issued — repayment of debt and accrued interest	-	-	5,061,294	1,067,665	-	-	-	-	1,067,665
Common stock issued in exchange for interest and loan fees	-	-	7,297	2,408	-	-	-	-	2,408
Common stock issued with exercise of stock options	-	-	1,281,628	395,810	157,988	-	(13,599)	-	540,199
Common stock issued with exercise of warrants	-	-	150,652	121,563	97,850	-	-	-	219,413
Issuance of note payable with warrants at a discount	-	-	-	-	500,000	-	-	-	500,000
Dividends accrued-preferred stock not yet converted	-	-	-	-	-	(145,950)	-	-	(145,950)
Net loss (restated)*	-	-	-	-	-	(6,531,662)*	-	-	(6,531,662)*
Balance at June 30, 2000 (restated)*	-	-	105,511,678	42,818,057	1,597,780	(41,240,731)*	(27,908)	-	3,147,198*

* See Notes 2(m) and 8

See accompanying notes to the financial statements.

IMAGING DIAGNOSTIC SYSTEMS, INC.
(a Development Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
From December 10, 1993 (date of inception) to June 30, 2005

	Preferred Stock (**)		Common Stock						
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Subscriptions Receivable	Deferred Compensation	Total
Balance at June 30, 2000 (restated)*	-	-	105,511,678	42,818,057	1,597,780	(41,240,731)*	(27,908)	-	3,147,198*
Preferred stock sold, including dividends	500	5,000,000	-	-	708,130	(708,130)	-	-	5,000,000
Conversion of preferred stock to common, net	(500)	(5,000,000)	5,664,067	5,580,531	(708,130)	-	-	-	(127,599)
Common stock issued — line of equity transactions	-	-	3,407,613	3,143,666	-	-	-	-	3,143,666
Common stock issued — exchange for services and compensation	-	-	153,500	227,855	-	-	-	-	227,855
Common stock issued — repayment of debt and accrued interest	-	-	810,000	1,393,200	-	-	-	-	1,393,200
Common stock issued with exercise of stock options	-	-	3,781,614	1,868,585	-	-	13,599	-	1,882,184
Common stock issued with exercise of warrants	-	-	99,375	119,887	-	-	-	-	119,887
Dividends accrued — preferred stock	-	-	-	-	-	(422,401)	-	-	(422,401)
Net loss (restated)*	-	-	-	-	-	(9,532,450)*	-	-	(9,532,450)*
Balance at June 30, 2001 (restated)*	-	-	119,427,847	55,151,781	1,597,780	(51,903,712)*	(14,309)	-	4,831,540*

* See Notes 2(m) and 8

See accompanying notes to the financial statements.

IMAGING DIAGNOSTIC SYSTEMS, INC.
(a Development Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
From December 10, 1993 (date of inception) to June 30, 2005

	Preferred Stock (**)		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Subscriptions Receivable	Deferred Compensation	Total
	Number of Shares	Amount	Number of Shares	Amount					
Balance at June 30, 2001 (restated)*	-	-	119,427,847	55,151,781	1,597,780	(51,903,712)*	(14,309)	-	4,831,540*
Common stock issued — line of equity transactions	-	-	11,607,866	6,213,805	-	-	-	-	6,213,805
Common stock issued — exchange for services and compensation	-	-	560,000	294,350	-	-	-	(117,600)	176,750
Net loss (restated)*	-	-	-	-	-	(7,997,652)*	-	-	(7,997,652)*
Balance at June 30, 2002 (restated)*	-	-	131,595,713	61,659,936	1,597,780	(59,901,364)*	(14,309)	(117,600)	3,224,443*
Common stock issued — line of equity transactions	-	-	29,390,708	8,737,772	-	-	-	-	8,737,772
Common stock issued — exchange for services and compensation	-	-	2,007,618	970,653	-	-	-	117,600	1,088,253
Payment of subscriptions receivable	-	-	-	-	-	-	14,309	-	14,309
Net loss (restated)*	-	-	-	-	-	(8,358,774)*	-	-	(8,358,774)*
Balance at June 30, 2003 (restated)*	-	-	162,994,039	71,368,361	1,597,780	(68,260,138)*	-	-	4,706,003*

* See Notes 2(m) and 8

See accompanying notes to the financial statements.

IMAGING DIAGNOSTIC SYSTEMS, INC.
(a Development Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
From December 10, 1993 (date of inception) to June 30, 2005

	Preferred Stock (**)		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Subscriptions Receivable	Deferred Compensation	Total
	Number of Shares	Amount	Number of Shares	Amount					
Balance at June 30, 2003 (restated)*	-	-	162,994,039	71,368,361	1,597,780	(68,260,138)*	-	-	4,706,003*
Common stock issued — line of equity transactions	-	-	8,630,819	6,541,700	-	-	-	-	6,541,700
Common stock issued — exchange for services and compensation	-	-	734,785	832,950	-	-	-	-	832,950
Common stock issued — exercise of stock options	-	-	967,769	492,701	-	-	-	-	492,701
Net loss	-	-	-	-	-	(8,402,959)	-	-	(8,402,959)
Balance at June 30, 2004 (Restated)	-	-	173,327,412	79,235,712	1,597,780	(76,663,097)*	-	-	4,170,395*
Common stock issued — line of equity transactions	-	-	26,274,893	7,797,807	-	-	-	-	7,797,807
Common stock issued — exchange for services and compensation	-	-	285,000	113,850	-	-	-	-	113,850
Common stock issued — exercise of stock options	-	-	13,264	3,404	-	-	-	-	3,404
Net loss	-	-	-	-	-	(7,312,918)	-	-	(7,312,918)
Balance at June 30, 2005	-	$ -	199,900,569	$87,150,773	$1,597,780	$(83,976,015)	$ -	$ -	4,772,538

* See Notes 2(m) and 8

** See Note 15 for a detailed breakdown by Series.

See accompanying notes to the financial statements.

IMAGING DIAGNOSTIC SYSTEMS, INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS

	Year Ended June 30, 2005	Year Ended June 30, 2004 (Restated)*	Year Ended June 30, 2003 (Restated)*	From Inception (December 10, 1993) to June 30, 2005 (Restated)*
Net loss	$(7,312,918)	$(8,402,959)	$(8,358,774)	$(77,128,255)
Adjustments to reconcile net loss to net cash used for operating activities:				
Depreciation and amortization	187,539	175,715	240,329	2,421,108
Gain on sale of fixed assets	-	5,669	(11,254)	(5,585)
Extinguishment of debt	(409,962)	(409,962)		
Inventory valuation adjustment	499,194	586,510	910,444	3,734,195
Amoritization of deferred compensation	-	-	-	4,064,250
Noncash interest, compensation and consulting services	711,740	1,521,346	1,827,425	18,006,498
(Increase) decrease in accounts and loans receivable — employees	(249,616)	(28,040)	16	(317,797)
(Increase) decrease in inventories	(161,828)	(932,099)	3,457	(2,696,430)
(Increase) decrease in prepaid expenses	30,392	(35,857)	27,985	(34,187)
(Increase) decrease in other assets	-	-	131,909	(306,618)
Increase (decrease) in accounts payable and accrued expenses	(257,506)	235,522	(300,554)	949,401
Increase (decrease) in other current liabilities	(10,000)	40,000	-	30,000
Total adjustments	339,953	1,568,766	2,829,757	25,434,873
Net cash used for operating activities	(6,972,965)	(6,834,193)	(5,529,017)	(51,693,382)
Cash flows from investing activities:				
Proceeds from sale of property & equipment	-	18,603	11,254	29,857
Prototype equipment	-	-	-	(2,799,031)
Capital expenditures	(23,641)	(334,264)	(43,314)	(4,430,141)
Net cash used for investing activities	(23,641)	(315,661)	(32,060)	(7,199,315)
Cash flows from financing activities:				
Repayment of capital lease obligation	-	-	-	(50,289)
Proceeds from convertible debenture	-	-	-	3,240,000
Proceeds from (repayments) loan payable, net	-	-	(1,153,310)	2,595,029
Proceeds from issuance of preferred stock	-	-	-	18,039,500
Proceeds from exercise of stock options	3,404	492,701	903,989	
Net proceeds from issuance of common stock	7,204,370	5,850,000	7,881,000	34,929,990
Net cash provided by financing activities	7,207,774	6,342,701	6,727,690	59,658,219
Net increase (decrease) in cash and cash equivalents	211,168	(807,153)	1,166,613	765,522
Cash and cash equivalents at beginning of period	554,354	1,361,507	194,894	-
Cash and cash equivalents at end of period	$ 765,522	$ 554,354	$ 1,361,507	$ 765,522

See Notes 2(m) and 8

See accompanying notes to the financial statements.

IMAGING DIAGNOSTIC SYSTEMS, INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS (Continued)

	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003	From Inception (December 10, 1993) to June 30, 2005
Supplemental disclosures of cash flow information:				
Cash paid for interest	$ 78	$ 5,916	$ 131,145	$ 215,962
Supplemental disclosures of noncash investing and financing activities:				
Issuance of common stock and options in exchange for services	$ -	$ 450,000	$ 841,853	$6,306,350
Issuance of common stock as loan fees in connection with loans to the Company	$ -	$ -	$ -	$ 293,694
Issuance of common stock as satisfaction of loans payable and accrued interest	$ -	$ -	$ -	$3,398,965
Issuance of common stock as satisfaction of certain accounts payable	$ -	$ -	$ -	$ 257,892
Issuance of common stock in exchange for property and equipment	$ -	$ -	$ -	$ 89,650
Issuance of common stock and other current liability in exchange for patent licensing agreement	$ -	$ -	$ -	$ 581,000
Issuance of common stock for compensation	$ 113,850	$ 382,950	$ 128,800	$2,691,788
Issuance of common stock through exercise of incentive stock options	$ -	$ -	$ -	$3,117,702
Issuance of common stock as payment for preferred stock dividends	$ -	$ -	$ -	$ 507,645
Acquisition of property and equipment through the issuance of a capital lease payable	$ -	$ -	$ -	$ 50,289

See accompanying notes to the financial statements.

IMAGING DIAGNOSTIC SYSTEMS, INC.
(a Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(1) BACKGROUND

The Company, ("Imaging Diagnostic Systems, Inc.") was organized in the state of New Jersey on November 8, 1985, under its original name of Alkan Corp. On April 14, 1994, a reverse merger was effected between Alkan Corp. and the Florida corporation of Imaging Diagnostic Systems, Inc. ("IDSI-Fl."). IDSI-Fl. was formed on December 10, 1993. (See Note 4) Effective July 1, 1995 the Company changed its corporate status to a Florida corporation.

The Company is in the business of developing medical imaging devices based upon the combination of the advances made in medical optical technology and the unique knowledge of medical imaging devices held by the founders of the Company. Previously, the technology for these imaging devices had not been available. The initial Computed Tomography Laser Mammography ("CTLM®") prototype had been developed with the use of "Ultrafast Laser Imaging Technology™", and this technology was first introduced at the "RSNA" scientific assembly and conference during late November 1994. The completed CTLM® device was exhibited at the "RSNA" conference November 1995. The Company has continued to develop its CTLM® technology and to exhibit its latest clinical images produced by the newest generation of the CTLM® at the "RSNA" conferences held annually, in Chicago, commencing on the Sunday following Thanksgiving and running for five days.

The initial CTLM® prototype produced live images of an augmented breast on February 23, 1995. From the experience gained with this initial prototype, the Company continued its research and development resulting in new hardware and software enhancements.

The Company is currently in a development stage and is in the process of raising additional capital through the use of its Fourth Private Equity Credit Agreement. There is no assurance that once the development of the CTLM® device is completed and finally receives Federal Drug Administration marketing clearance, that the Company will achieve a profitable level of operations.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue Recognition

We recognize revenue in accordance with the guidance presented in the SEC's Staff Accounting Bulletin No. 104. We sell our medical imaging products, parts, and services to independent distributors and in certain unrepresented territories directly to end-users. Revenue is recognized when persuasive evidence of a sales arrangement exists, delivery has occurred such that title and risk of loss have passed to the buyer or services have been rendered, the selling price is fixed or determinable, and collectibility is reasonable assured. Unless agreed otherwise, our terms with international distributors provide that title and risk of loss passes F.O.B. origin.

To be reasonably assured of collectibility, our policy is to minimize the risk of doing business with distributors in countries which are having difficult financial times by requesting payment via an irrevocable letter of credit ("L/C") drawn on a United States bank prior to shipment of the CTLM®. It is not always possible to obtain an L/C from our distributor so in these cases we must seek alternative payment arrangements which include third-party financing, leasing or extending payment terms to our distributors.

In the event that management determines that a receivable becomes uncollectible, a policy would be established to recognize estimates of uncollectible amounts using the allowance method for each quarterly period. Management will periodically review the receivables at the end of each quarterly reporting period and the appropriate accrual will be made.

(c) Cash and cash equivalents

Holdings of highly liquid investments with original maturities of three months or less and investment in money market funds are considered to be cash equivalents by the Company.

(d) Inventory

Inventories, consisting principally of raw materials, work-in-process (including completed units under testing) and finished goods, are carried at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Raw materials consist of purchased parts, components and supplies. Work-in-process includes completed units undergoing final inspection and testing.

We have used and will continue to use CTLM® systems from finished goods as demonstrators or for clinical collaboration. At the conclusion of the demonstration or clinical collaboration period, the CTLM® may be sold at reduced prices. On a quarterly basis, using the guidance of ARB 43, Chapter 4, Statement 5, our ability to realize the value of our inventory is based on a combination of factors including the following: how long a system has been used for demonstration or clinical collaboration purpose; the utility of the goods as compared to their cost; physical obsolescence; historical usage rates; forecasted sales or usage; product end of life dates; estimated current and future market values; and new product introductions.

Due to recent technological advances resulting in overall lower costs for certain inventory components, the Company has reduced these components of its inventory to their net realizable value. The inventory valuation adjustments are reflected in the statement of operations and amounted to $499,194, $586,510, $910,444, and $3,734,195, for the years ended June 30, 2005, 2004 and 2003, and for the period December 10, 1993 (date of inception) to June 30, 2005, respectively.

(e) Prototype equipment

Prototype equipment of $677,395 was reclassified as follows: $512,453 as research and development expense and $164,942 as computer and lab equipment in June 1996.

During the fiscal year ended June 30, 1998, the costs associated with the various pre-production units available for sale have been reclassified as inventory and the remaining costs which will no longer benefit future periods were expensed to research and development costs. We no longer have prototype equipment and this note 2(e) will be deleted once we are no longer deemed a development stage enterprise.

(f) Property, equipment and software development costs

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using straight-line methods over the estimated useful lives of the related assets. Expenditures for renewals and betterments which increase the estimated useful life or capacity of the asset are capitalized; expenditures for repairs and maintenance are expensed when incurred.

Under the criteria set forth in Statement of Financial Accounting Standards No. 86, capitalization of software development costs begins upon the establishment of technological feasibility for the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. After considering the above factors, the Company has determined that software development costs, incurred subsequent to the initial acquisition of the basic software technology, should be properly expensed. Such costs are included in research and development expense in the accompanying statements of operations.

(g) Research and development

Research and development expenses consist principally of expenditures for equipment and outside third-party consultants, raw materials which are used in testing and the development of the Company's CTLM® device or other products, product software and compensation to specific company personnel. The non-payroll related expenses include testing at outside laboratories, parts associated with the design of initial components and tooling costs, and other costs which do not remain with the developed CTLM® device. The software development costs are with outside third-party consultants involved with the implementation of final changes to the developed software. All research and development costs are expensed as incurred.

(h) Net loss per share

In 1998, the Company adopted SFAS No. 128, ("Earnings Per Share"), which requires the reporting of both basic and diluted earnings per share. Basic net loss per share is determined by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock, as long as the effect of their inclusion is not anti-dilutive.

(i) Patent license agreement

The patent license agreement will be amortized over the seventeen-year life of the patent, the term of the agreement.

(j) Stock-based compensation

The Company adopted Statement of Financial Accounting Standards No. 123. "Accounting for Stock-Based Compensation" ("SFAS 123"), in fiscal 1997. As permitted by SFAS 123, the Company continues to measure compensation costs in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", but provides pro forma disclosures of net loss and loss per share as if the fair value method (as defined in SFAS 123) had been applied beginning in fiscal 1997.

The weighted average Black-Scholes value of options granted during 2005, 2004 and 2003 was $.27, $.57 and $.19 per option, respectively. Had compensation cost for the Company's fixed stock-based compensation plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS 123, the Company's pro forma net loss and pro forma net loss per share would have been as indicated below:

	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003	From Inception (December 10, 1993) to June 30, 2005
		(Restated)*	(Restated)*	(Restated)*
Net loss to common shareholders, as reported	$(7,312,918)	$(8,402,959)	$(8,358,774)	$(83,976,015)
Less: stock-based employee compensation determined under the fair value method, net of income tax effect	620,907	985,166	933,244	5,537,149
Net loss to common shareholders, pro forma	$(7,933,825)	$(9,388,125)	$(9,292,018)	$(89,513,164)
Basic and diluted loss per share —				
As reported	$ (.04)	$ (.05)	$ (.06)	$ (1.02)
Pro forma	$ (.04)	$ (.06)	$ (.06)	$ (1.09)

* See Note 2(m) and 8

For purposes of the preceding proforma disclosures, the weighted average fair value of each option has been estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2005, 2004 and 2003, respectively: no dividend yield; volatility of 66.16%, 75.65%, and 107.8%, risk-free interest rate of 4%, 4% and 4%, and an expected term of ten years.

(k) Long-lived assets

Effective July 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121. "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). This statement requires companies to write down to estimated fair value long-lived assets that are impaired. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In performing the review of recoverability the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the assets, an impairment loss is recognized.

The Company has determined that no impairment losses need to be recognized through the fiscal year ended June 30, 2005.

In August of 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which addresses accounting and financial reporting for the impairment and disposal of long-lived assets. This statement is effective for the Company beginning July 1, 2002. The Company does not believe that the adoption of SFAS 144 will have a significant impact on its financial position and results of operations.

(l) Income taxes

Effective December 10, 1993, the Company adopted the method of accounting for income taxes pursuant to the Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the year that includes the enactment date.

(m) Intangible assets

Intangible assets, consisting of the patent license agreement and certain initial UL and CE costs are reflected in "Intangible Assets" on the balance sheet, net of accumulated amortization (Note 8). The patent license agreement has a fixed life of seventeen years and will continue to be amortized over its remaining useful life. During the fiscal year ending June 30, 1999, we incurred costs of $8,225 related to the process of obtaining UL and CE approvals and determined that these costs should be amortized based on their useful life of three years on a straight-line basis.

(n) Warranty Reserve

The Company has established a warranty reserve effective for the fiscal year ending June 30, 2005 and has estimated that our warranty replacement costs for the year would be $14,400. Although the Company tests its product in accordance with its quality programs and processes, its warranty obligation is affected by product failure rates and service delivery costs incurred in correcting a product failure. Should actual product failure rates or service costs differ from the Company's estimates, which are based on limited historical data, where applicable, revisions to the estimated warranty liability would be required.

(o) Deemed preferred stock dividend

The accretion resulting from the incremental yield embedded in the conversion terms of the convertible preferred stock is computed based upon the discount from market of the common stock at the date the preferred stock was issued. The resulting deemed preferred stock dividend subsequently increases the value of the common shares upon conversion.

(p) Discount on convertible debt

The discount which arises as a result of the allocation of proceeds to the beneficial conversion feature upon the issuance of the convertible debt increases the effective interest rate of the convertible debt and will be reflected as a charge to interest expense. The amortization period will be from the date of the convertible debt to the date the debt first becomes convertible.

(q) Comprehensive income

SFAS 130, "Reporting Comprehensive Income", requires a full set of general-purpose financial statements to be expanded to include the reporting of "comprehensive income". Comprehensive income is comprised of two components, net income and other comprehensive income. For the period from December 10, 1993 (date of inception) to June 30, 2005, the Company had no items qualifying as other comprehensive income.

(r) Impact of recently issued accounting standards

Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("SFAS 148"), amends SFAS 123, "Accounting for Stock-Based Compensation." In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The Statement also improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements.

In the past, companies were required to make pro forma disclosures only in annual financial statements. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment, ("SFAS 123R"). SFAS 123R requires all share-based payments to employees to be recognized at fair value in the financial statements. SFAS 123R replaces SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123 and amends FASB Statement No. 95, Statement of Cash Flows. SFAS 123R is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. Accordingly, we will be adopting SFAS 123R effective July 1, 2005.

As such, effective with the Company's fiscal quarter ending September 30, 2005, SFAS 123R will eliminate the Company's ability to account for stock options using the method permitted under APB 25 and instead require us to recognize compensation expense should the Company issue options to its employees or non-employee directors. The Company is in the process of evaluating the impact adoption of SFAS No. 123R will have on the financial statements.

SFAS No. 153, Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"), was issued in December 2004. APB Opinion No. 29, Accounting for Nonmonetary Transactions ("APB 29"), provides the basic principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. However, APB 29 includes certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary exchanges occurring on or after July 1, 2005. The adoption of this standard does not have an effect on the Company's financial statements.

(s) Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform with the current period presentation.

(3) RESTATEMENT

The June 30, 1998 through 2003 financial statements have been restated for the fiscal year ending June 30, 2004 for the expensing of certain costs previously capitalized as intangible assets, and for compensation expense recorded on options granted to officers of the Company which should not have been accounted for under variable plan treatment. The cumulative net effect on stockholders' equity through June 30, 2003 was an increase of $584,184. A detailed analysis of this restatement and its effect on the net loss applicable to common shareholders, an increase of $430,302, on an annual basis is as follows:

Fiscal year ended June 30,	Intangible asset	Compensation	Total
1998	$ -	$ 265,978	$ 265,978
1999	-	263,902	263,902
2000	-	1,491,267	1,491,267
2001	(372,410)	(566,211)	(938,621)
2002	(57,892)	(262,200)	(320,092)
2003	-	(178,250)	(178,250)
Totals	$ (430,302)	$ 1,014,486	$ 584,184

The effect on net loss per common share for the years 2001 and 2002 was immaterial.

(4) MERGER

On April 14, 1994, IDSI-Fl. acquired substantially all of the issued and outstanding shares of Alkan Corp. The transaction was accounted for as a reverse merger in accordance with Accounting Principles Board Opinion #16, wherein the shareholders of IDSI-Fl. retained the majority of the outstanding stock of Alkan Corp. after the merger. (see Note 16)

As reflected in the Statement of Stockholders' Equity, the Company recorded the merger with the public shell at its cost, which was zero, since at that time the public shell did not have any assets or equity. There was no basis adjustment necessary for any portion of the merger transaction as the assets of IDSI-Fl. were recorded at their net book value at the date of merger. The 178,752 shares represent the exchange of shares between the companies at the time of merger.

As part of the transaction, the certificate of incorporation of Alkan was amended to change its name to Imaging Diagnostic Systems, Inc.

(5) GOING CONCERN

The Company is currently a development stage enterprise and our continued existence is dependent upon our ability to resolve our liquidity problems, principally by obtaining additional debt and/or equity financing. We have yet to generate a positive internal cash flow, and until significant sales of our product occur, we are mostly dependent upon debt and equity funding. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations".

In the event that we are unable to obtain debt or equity financing or we are unable to obtain such financing on terms and conditions acceptable to us, we may have to cease or severely curtail our operations. This would materially impact our ability to continue as a going concern. In the event that we are unable to draw on our private equity line, alternative financing would be required to continue operations. Management has been able to raise the capital necessary to reach this stage of product development and has been able to obtain funding for capital requirements to date. There is no assurance that, if and when Food and Drug Administration ("FDA") marketing clearance is obtained, the CTLM® will achieve market acceptance or that we will achieve a profitable level of operations.

We have commenced our planned principal operations of the manufacture and sale of our sole product, the CTLM®, CT Laser Mammography System. We are continuing to appoint distributors and are installing systems under our clinical collaboration program as part of our global commercialization program. We have sold a total of eight systems as of June 30, 2005; however, we continue to operate as a development stage enterprise because we have yet to produce significant revenues, we rely on raising capital through our Fourth Private Equity Credit Agreement and we have to create product awareness as a foundation to developing our markets through our existing distributor network and through the appointment of additional distributors and the training of their field service engineers. We would be able to exit SFAS 7 Development Stage Enterprise reporting upon having sufficient revenues for two successive quarters such that we would not have to utilize our Fourth Private Equity Credit Agreement for capital to cover our quarterly operating expenses.

(6) INVENTORIES

Inventories consisted of the following:

	June 30,	
	2005	2004
Raw materials	$ 577,211	$ 1,100,112
Work-in process	105,902	93,869
Finished goods	1,337,385	1,163,883
	$ 2,020,498	$ 2,357,864

(7) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, less accumulated depreciation:

	June 30,	
	2005	2004
Furniture and fixtures	$ 262,264	$ 262,264
Building and land	2,086,330	2,086,330
Clinical equipment	-	30,714
Computers, equipment and software	387,890	333,535
CTLM® software costs	352,932	352,932
Trade show equipment	298,400	298,400
Laboratory equipment	212,560	212,560
	3,600,376	3,576,735
Less: accumulated depreciation	(1,433,456)	(1,275,640)
Totals	$ 2,166,920	$ 2,301,095

The estimated useful lives of property and equipment for purposes of computing depreciation and amortization are:

Furniture, fixtures, clinical, computers, laboratory equipment and trade show equipment	5–7 years
Building	40 years
CTLM® software costs	5 years

Telephone equipment, acquired under a long-term capital lease at a cost of $50,289, is included in furniture and fixtures. The net unamortized cost of the CTLM® software at June 30, 2005 and 2004 are $0 and $0, respectively, which represents the net realizable value of the CTLM® software at the end of each period presented.

Amortization expense related to the CTLM® software for each period presented in the statement of operations is as follows:

Period ended	Amount
6/30/01	$ 16,241
6/30/00	51,425
6/30/99	70,514
6/30/98	70,587
Prior	144,165
Total	$ 352,932

(8) INTANGIBLE ASSETS

Intangible assets consist of the following:

	June 30,	
	2005 (Restated)	2004 (Restated)
Patent license agreement, net of accumulated amortization of $239,235 and $205,059 respectively	$ 341,765	$ 375,941
UL & CE approvals, net of accumulated amortization of $8,225 and $8,225 respectively	-	-
Totals	$ 341,765	$ 375,941

During June 1998, the Company finalized an exclusive Patent License Agreement with its former chief executive officer. (See Note 20) The officer was the owner of patents issued on December 2, 1997 which encompassed the technology of the CTLM®. Pursuant to the terms of the agreement, the Company was granted the exclusive right to modify, customize, maintain, incorporate, manufacture, sell, and otherwise utilize and practice the Patent, all improvements thereto and all technology related to the process, throughout the world. The license shall apply to any extension or re-issue of the Patent. The term of license is for the life of the Patent and any renewal thereof, subject to termination, under certain conditions. As consideration for the License, the Company issued to the officer 7,000,000 shares of common stock (See Note 16). The License agreement has been recorded at the historical cost basis of the chief executive officer, who owned the patent. The amortization expense for the year ended June 30, 2005 for the patent license agreement is $34,176, and will be for the five succeeding years.

The core costs of obtaining the initial UL and CE approvals have an indefinite life, and intangible assets having an indefinite life are not amortized at the point of acquisition or subsequent to point of acquisition in accordance with the guidance of SFAS 142. We recorded the initial costs of these systems and protocols as an intangible asset with an indefinite life because we believed that the costs of obtaining them applied to our Company's entire functional process including manufacturing, labeling and compliance. We followed the guidance provided in a paradigm, Figure 23-1: Summary of Accounting for Intangible Assets by SFAS 142, in which questions are asked relative to indefinite life, asset impairment and whether assumption of indefinite life is still valid.

We made a decision to follow a more conservative path in the treatment of these assets and have reclassified these intangible assets to certification expense. This reclassification resulted in a decrease of $430,302 in Other Assets and an increase of $430,302 to Deficit accumulated during the development stage. This restatement is retroactive to the dates of acquisition of the intangible assets, which occurred during fiscal years 2001 and 2002.

(9) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	June 30,	
	2005	2004
Accounts payable — trade	$ 472,623	$ 486,225
Accrued property taxes payable	14,085	14,085
Accrued compensated absences	132,088	122,084
Accrued interest payable	-	126,548
Accrued wages payable	128,333	420,000
Other accrued expenses	36,837	3,584
Totals	$ 783,966	$ 1,172,526

(10) SHORT-TERM DEBT

Short-term debt consisted of the following:

	June 30,	
	2005	2004
Loan payable	$ 21,500	$ 300,407
	$ 21,500	$ 300,407

The Company had borrowed a total of $475,407, from an unrelated third-party on an unsecured basis. The loan accrued interest at a rate of 6% per annum and was payable on demand. The Company repaid $175,000 as of June 30, 2004. Based on its review of this transaction, Company management has disputed the validity of the debt, and has extinguished $409,962 of the loan and related accrued interest payable during the year ended June 30, 2005. This extinguishment has been recorded as "Other Income" for the year ended June 30, 2005.

(11) EQUITY LINE OF CREDIT

On August 17, 2000 the Company finalized a financing agreement with a private institutional equity investor, which contained two component parts, a $25 million Private Equity Agreement and a private placement of 500 shares of Series K convertible preferred stock as bridge financing in the amount of $5,000,000 (See Note 15). The Private Equity Agreement committed the investor to purchase up to $25 million of common stock subject to certain conditions pursuant to Regulation D over the course of 12 months after an effective registration of the shares. The timing and amounts of the purchase by the investor were at the sole discretion of the Company. However, they were required to draw down a minimum of $10 million from the credit line over the twelve-month period. The purchase price of the shares of common stock was set at 91% of the market price. The market price, as defined in the agreement, was the average of the three lowest closing bid prices of the common stock over the ten day trading period beginning on the put date and ending on the trading day prior to the relevant closing date of the particular tranche.

On May 15, 2002, the Company entered into a second private equity agreement, which replaced the original Private Equity Agreement. The terms of the second Private Equity Agreement were substantially equivalent to the terms of the original agreement, except that (i) the commitment period was three years from the effective date of a registration statement covering the second Private Equity Agreement shares, (ii) the minimum amount required to be drawn through the end of the commitment period was $2,500,000, (iii) the minimum stock price requirement was reduced to $.20, and (iv) the minimum average trading volume was reduced to $40,000.

On October 29, 2002, the Company entered into a new "Third Private Equity Credit Agreement" which the Company intended to supplement the second Private Equity Agreement. The terms of the Third Private Equity Credit Agreement were substantially equivalent to the terms of the prior agreement, in that (i) the commitment period was three years from the effective date of a registration statement covering the Third Private Equity Credit

Agreement shares, (ii) the maximum commitment was $15,000,000, (iii) the minimum amount required to be drawn through the end of the commitment period was $2,500,000, (iv) the minimum stock price requirement was reduced to $.10, and (v) the minimum average trading volume in dollars was reduced to $20,000.

On January 9, 2004, the Company entered into a new "Fourth Private Equity Credit Agreement" which replaced the prior private equity agreements. The terms of the Fourth Private Equity Credit Agreement are more favorable to the Company than the terms of the prior Third Private Equity Credit Agreement. The new, more favorable terms are: (i) The put option price is 93% of the three lowest closing bid prices in the ten day trading period beginning on the put date and ending on the trading day prior to the relevant closing date of the particular tranche, while the prior Third Private Equity Credit Agreement provided for 91%, ii) the commitment period is two years from the effective date of a registration statement covering the Fourth Private Equity Credit Agreement shares, while the prior Third Private Equity Credit Agreement was for three years, (iii) the maximum commitment is $15,000,000, (iv) the minimum amount the Company must draw through the end of the commitment period is $1,000,000, while the prior Third Private Equity Credit Agreement minimum amount was $2,500,000, (v) the minimum stock price requirement is now controlled by the Company as it has the option of setting a floor price for each put transaction (the previous minimum stock price in the Third Private Equity Credit Agreement was fixed at $.10), (vi) there are no fees associated with the Fourth Private Equity Credit Agreement; the prior private equity agreements required the payment of a 5% consulting fee, which was subsequently lowered to 4% by mutual agreement in September 2001, and (vii) the elimination of the requirement of a minimum average daily trading volume in dollars. The previous trading volume requirement in the Third Private Equity Credit Agreement was $20,000.

These financing agreements have had no warrants attached to either the bridge financing or the private equity line. Furthermore, the Company was not required to pay the investor's legal fees, but the Company previously paid a 5% consulting fee for the money funded in all prior transactions up until the approval of the Fourth Private Equity Credit Agreement. The Company sold $2,840,000 of common stock under the terms of the initial private equity agreement during the year ended June 30, 2001. The total shares issued by the Company amounted to 3,407,613. The Company incurred $139,985 of consulting fees and recorded $303,666 of deemed interest expense as a result of the 9% discount off of the market price. During the year ended June 30, 2002, an additional $5,585,000 of common stock was sold under the terms of the applicable equity credit line agreement, and the Company issued a total of 11,607,866 shares of common stock. The Company incurred $296,250 of consulting fees and recorded $628,805 of deemed interest expense as a result of the 9% discount off of the market price. During the year ended June 30, 2003, an additional $7,881,000 of common stock was sold under the terms of the applicable equity credit line agreement, and the Company issued a total of 29,390,708 shares of common stock. The Company incurred $211,800 of consulting fees and recorded $856,772 of deemed interest expense as a result of the 9% discount off of the market price. During the year ended June 30, 2004, an additional $5,850,000 of common stock was sold under the terms of the equity credit line agreements, and the Company issued a total of 8,630,819 shares of common stock. The Company incurred $188,000 of consulting fees which was solely from the Third Private Equity Credit Agreement and recorded a total of $691,701 of deemed interest expense of which $555,897 is a result of the 9% discount off the market price under the Third Private Equity Credit Agreement and $135,804 is a result of the 7% discount off the market price under the Fourth Private Equity Credit Agreement. During the year ended June 30, 2005, an additional $7,204,370 of common stock was sold under the terms of the Fourth Private Equity Credit Agreement and the Company issued a total of 26,274,893 shares of common stock. The Company recorded a total of $593,437 of deemed interest expense as a result of the 7% discount off the market price under the Fourth Private Equity Credit Agreement.

(12) LEASES

The Company leases certain office equipment under operating leases expiring in future years. Minimum future lease payments under the non-cancelable operating lease having a remaining term in excess of one year as of June 30, 2005 are as follows:

Year ending June 30,	Amount
2006	$ 5,604
2007	4,159
Thereafter	356
Total minimum future lease payments	$10,119

Total rent expense for all operating leases amounted to $12,229, $12,449 and $8,630 for the years ended June 30, 2005, 2004 and 2003, respectively, and $349,648 from inception (December 10, 1993) to June 30, 2005.

(13) INCOME TAXES

No provision for income taxes has been recorded in the accompanying financial statements as a result of the Company's net operating losses. The Company has unused tax loss carryforwards of approximately $63,395,000 to offset future taxable income. Such carryforwards expire in years beginning 2014. There would be no limitation as to the utilization of the net operating losses in future years resulting from the issuance of additional common stock during the fiscal year ended June 30, 2005. The deferred tax asset recorded by the Company as a result of these tax loss carryforwards is approximately $25,041,000 and $22,580,000 at June 30, 2005 and 2004, respectively. The Company has reduced the deferred tax asset resulting from its tax loss carryforwards by a valuation allowance of an equal amount as the realization of the deferred tax asset is uncertain. The net change in the deferred tax asset and valuation allowance from July 1, 2004 to June 30, 2005 was an increase of approximately $2,461,000.

(14) REDEEMABLE CONVERTIBLE PREFERRED STOCK

On March 17, 1999, the Company finalized the private placement to foreign investors of 35 shares of its Series G Redeemable Convertible Preferred Stock at a purchase price of $10,000 per share and two year warrants to purchase 65,625 shares of the Company's common stock at an exercise price of $.50 per share. The agreement was executed pursuant to Regulation D as promulgated by the Securities Act of 1933, as amended. A total of 43,125 warrants were exercised during the year ended June 30, 2000, and an additional 9,375 warrants were exercised during the year ended June 30, 2001.

The Series G Preferred Stock had no dividend provisions. The preferred stock was convertible, at any time, for a period of two years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula stated that the holder of the Series G Preferred Stock would receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to the lesser of $.54 or seventy-five percent (75%) of the Average Closing Price of the Company's common stock for the ten-day trading period ending on the day prior to the date of conversion.

In connection with the sale, the Company issued three preferred shares to an unaffiliated investment banker for placement and legal fees, providing net proceeds to the Company of $350,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.

Pursuant to the Registration Rights Agreement ("RRA") the Company was required to register 100% of the number of shares that would be required to be issued if the Preferred Stock were converted on the day before the filing of the S-2 Registration Statement. In the event the Registration Statement was not declared effective within 120 days, the Series G Holders had the right to force the Company to redeem the Series G Preferred Stock at a redemption price of 120% of the face value of the preferred stock. The Registration Statement was declared effective on July 29, 2000. During the year ended June 30, 2000, the Series G Preferred Stock was converted into 3,834,492 shares of the Company's common stock.

(15) CONVERTIBLE PREFERRED STOCK

On April 27, 1995, the Company amended the Articles of Incorporation to provide for the authorization of 2,000,000 shares of no par value preferred stock. The shares were divided out of the original 50,000,000 shares of no par value common stock. All Series of the convertible preferred stock are not redeemable and automatically convert into shares of common stock at the conversion rates three years after issuance.

The Company issued 4,000 shares of "Series A Convertible Preferred Stock" ("Series A Preferred Stock") on March 21, 1996 under a Regulation S Securities Subscription Agreement. The agreement called for a purchase price of $1,000 per share, with net proceeds to the Company, after commissions and issuance costs, amounting to $3,600,000.

The holders of the Series A Preferred Stock could have converted up to 50% prior to May 28, 1996, and may convert their remaining shares subsequent to May 28, 1996 without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Preferred Stock will receive shares determined by dividing (i) the sum of $1,000 plus the amount of all accrued but unpaid dividends on the shares of Convertible Preferred Stock being so converted by the (ii) "Conversion Price". The "Conversion Price" shall be equal to seventy-five percent (75%) of the Market Price of the Company's common stock; provided, however, that in no event will the "Conversion Price" be greater than the closing bid price per share of common stock on the date of conversion.

The agreement provides that no fractional shares shall be issued. In addition, provisions are made for any stock dividends or stock splits that the Company may issue with respect to their no par value common stock. The Company is also required to reserve and keep available out of its authorized but unissued common stock such number of shares of common stock as shall be available to effect the conversion of all of the outstanding shares of Series A Convertible Preferred Stock. The holders of the Series A Preferred Stock are also entitled to receive a five percent (5%) per share, per annum dividend out of legally available funds and to the extent permitted by law. These dividends are payable quarterly on the last business day of each quarter commencing with the calendar quarter next succeeding the date of issuance of the Series A Preferred Stock. Such dividends shall be fully cumulative and shall accrue, whether or not declared by the Board of Directors of the Company, and may be payable in cash or in freely tradeable shares of common stock.

The Series A Preferred Stockholders shall have voting rights similar to those of the regular common stockholders, with the number of votes equal to the number of shares of common stock that would be issued upon conversion thereof. The Series A Preferred Stock shall rank senior to any other class of capital stock of the Company now or hereafter issued as to the payment of dividends and the distribution of assets on redemption, liquidation, dissolution or winding up of the Company.

As of June 30, 1996, 1,600 shares of the Series A Preferred Stock had been converted into a total 425,416 shares (including accumulated dividends) of the Company's common stock. The remaining 2,400 shares of Series A Preferred Stock were converted into 1,061,202 shares (including accumulated dividends) of the Company's common stock during the fiscal year ended June 30, 1997.

The Company issued 450 shares of "Series B Convertible Preferred Stock" ("Series B Preferred Stock") and warrants to purchase up to an additional 112,500 shares of common stock on December 17, 1996 pursuant to Regulation D and Section 4(2) of the Securities Act of 1933. The agreement called for a purchase price of $10,000 per share, with proceeds to the Company amounting to $4,500,000.

The holders of the Series B Preferred Stock could have converted up to 34% of the Series B Preferred Stock 80 days from issuance (March 7, 1997), up to 67% of the Series B Preferred Stock 100 days from issuance (March 27, 1997), and may convert their remaining shares 120 days from issuance (April 19, 1997) without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series B Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to eighty-two percent (82%) of the Market Price of the Company's common stock; provided, however, that in no event will the "Conversion Price" be greater than $3.85.

The warrants are exercisable at any time for an exercise price of $5.00 and will expire five years from the date of issue.

The agreement provides that no fractional shares shall be issued. In addition, provisions are made for any stock dividends or stock splits that the Company may issue with respect to their no par value common stock. The Company is also required to reserve and keep available out of its authorized but unissued common stock such number of shares of common stock as shall be available to effect the conversion of all of the outstanding shares of Convertible Preferred Stock. The holders of the Series B Preferred Stock are also entitled to receive a seven percent (7%) per share, per annum dividend out of legally available funds and to the extent permitted by law. These dividends are payable quarterly on the last business day of each quarter commencing with the calendar quarter next succeeding the date of issuance of the Series B Preferred Stock. Such dividends shall be fully cumulative and shall accrue, whether or not declared by the Board of Directors of the Company, and may be payable in cash or in freely tradeable shares of common stock.

The Series B Preferred Stockholders shall have voting rights similar to those of the regular common stockholders, with the number of votes equal to the number of shares of common stock that would be issued upon conversion thereof. The Series B Preferred Stock shall rank senior to any other class of capital stock of the Company now or hereafter issued as to the payment of dividends and the distribution of assets on redemption, liquidation, dissolution or winding up of the Company.

On September 4, 1998, the Company received a notice of conversion from the Series B Holders. The Series B Holders filed a lawsuit against the Company on October 7, 1998. The Company was served on October 19, 1998. The lawsuit alleged that the Company has breached its contract of sale to the Series B Holders by failing to convert the Series B Holders and failure to register the common stock underlying the Preferred Stock. The Series B Holders demanded damages in excess of $75,000, to be determined at trial, together with interest costs and legal fees. On April 6, 1999, the Series B Holders sold their preferred stock to an unaffiliated third party ("the Purchaser") with no prior relationship to the Company, or the Series B Holders. As part of the purchase agreement, the Series B Holders were required to dismiss the lawsuit with prejudice and the Company and the Series B Holders exchanged mutual general releases (see Series I).

As of June 30, 2000, the Series B Preferred Stock has been converted into 30,463,164 shares of the Company's common stock, and 60 shares were canceled at the request of the holder.

During the years ended June 30, 1999 and 1998 the Company issued a total of six Private Placements of convertible preferred stock (see schedule incorporated into Note 15). The Private Placements are summarized as follows:

Series C Preferred Stock

On October 6, 1997, the Company finalized the private placement to foreign investors of 210 shares of its Series C Convertible Preferred Stock at a purchase price of $10,000 per share and warrants to purchase up to 160,000 shares of the Company's common stock at an exercise price of $1.63 per share, and warrants to purchase up to 50,000 shares of the Company's common stock at an exercise price of $1.562 per share. The agreement was executed pursuant to Regulation S as promulgated by the Securities Act of 1933, as amended. As of June 30, 2001, 40,000 warrants at the $1.63 exercise price were exercised, and the remaining 140,000 warrants had expired. The remaining 50,000 warrants ($1.562 exercise price) are outstanding as of June 30, 2001.

The Series C Preferred Stock is convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series C Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion.

The "Conversion Price" shall be equal to seventy-five percent (75%) of the Average Closing Price of the Company's common stock; however, in no event will the "Conversion Price" be greater than $1.222. Pursuant to the Regulation S documents, the Company was also required to escrow an aggregate of 3,435,583 shares of its common stock (200% of the number of shares the investor would have received had the shares been converted on the closing date of the Regulation S sale).

In connection with the sale, the Company paid an unaffiliated investment banker $220,500 for placement and legal fees, providing net proceeds to the Company of $1,879,500.

Series D Preferred Stock

On January 9, 1998, the Company finalized the private placement to foreign investors of 50 shares of its Series D Convertible Preferred Stock at a purchase price of $10,000 per share and warrants to purchase up to 25,000 shares of the Company's common stock at an exercise price of $1.22 per share. The agreement was executed pursuant to Regulation S as promulgated by the Securities Act of 1933, as amended. As of June 30, 2001 the warrants had expired.

The Series D Preferred Stock is convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series D Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to seventy-five percent (75%) of the Average Closing Price of the Company's common stock.

In connection with the sale, the Company issued four preferred shares to an unaffiliated investment banker for placement fees and paid legal fees of $5,000, providing net proceeds to the Company of $495,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.

Series E Preferred Stock

On February 5, 1998, the Company finalized the private placement to foreign investors of 50 shares of its Series E Convertible Preferred Stock at a purchase price of $10,000 per share and warrants to purchase up to 25,000 shares of the Company's common stock at an exercise price of $1.093 per share. The agreement was executed pursuant to Regulation S as promulgated by the Securities Act of 1933, as amended. As of June 30, 2001 the warrants had expired.

The Series E Preferred Stock is convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula".

The conversion formula states that the holder of the Series E Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to seventy-five percent (75%) of the Average Closing Price of the Company's common stock.

In connection with the sale, the Company issued four preferred shares to an unaffiliated investment banker for placement fees and paid legal fees of $5,000, providing net proceeds to the Company of $495,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.

Series F Preferred Stock

On February 20, 1998, the Company finalized the private placement to foreign investors of 75 shares of its Series F Convertible Preferred Stock at a purchase price of $10,000 per share. The agreement was executed pursuant to Regulation S as promulgated by the Securities Act of 1933, as amended.

The Series F Preferred Shares pay a dividend of 6% per annum, payable in Common Stock at the time of each conversion and are convertible, at any time, commencing May 15, 1999 and for a period of two years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series F Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to seventy percent (70%) of the Average Closing Price of the Company's common stock.

In connection with the sale, the Company paid an unaffiliated investment banker $50,000 for placement and legal fees, providing net proceeds to the Company of $700,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.

Series H Preferred Stock

On June 2, 1998, the Company finalized the private placement to foreign investors of 100 shares of its Series H Convertible Preferred Stock at a purchase price of $10,000 per share and Series H-"A" warrants to purchase up to 75,000 shares of the Company's common stock at an exercise price of $1.00 per share, and Series H-"B" warrants to purchase up to 50,000 shares of the Company's common stock at an exercise price of $1.50 per share. The agreement was executed pursuant to Regulation D as promulgated by the Securities Act of 1933, as amended. As of June 30, 2001 none of the warrants had been exercised.

The Series H Preferred Stock is convertible, at any time, for a period of two years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series H Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to the lesser of $.53 or seventy-five percent (75%) of the Average Closing Price of the Company's common stock for the ten-day trading period ending on the day prior to the date of conversion.

In connection with the sale, the Company issued eight preferred shares and paid $10,000 to an unaffiliated investment banker for placement and legal fees, providing net proceeds to the Company of $990,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.

The Company was in technical default of the Registration Rights Agreement ("RRA"), which required the S-2 Registration Statement to be declared effective by October 2, 1998. Pursuant to the RRA, the Company was required to pay the Series H holders, as liquidated damages for failure to have the Registration Statement declared effective, and not as a penalty, 2% of the principal amount of the Securities for the first thirty days, and 3% of the principal amount of the Securities for each thirty day period thereafter until the Company procures registration of the Securities. On March 25, 1999, the Company issued 424,242 shares of common stock as partial payment of the liquidated damages. The cumulative liquidated damages expense for the years ended June 30, 2001 amounted to $140,000.

Series I Preferred Stock

On April 6, 1999, the Company entered into a Subscription Agreement with the Purchaser of the Series B Preferred Stock whereby the Company agreed to issue 138 shares of its Series I, 7% Convertible Preferred Stock ($1,380,000). The consideration for the subscription agreement was paid as follows:

1. Forgiveness of approximately $725,795 of accrued interest (dividends) in connection with the Series B Convertible Preferred stock. The Company recorded the forgiveness of the accrued interest (dividends) by reducing the accrual along with a reduction in the accumulated deficit.
2. Settlement of all litigation concerning the Series B Convertible Preferred stock.
3. Cancellation of 112,500 warrants that were issued with the Series B Convertible Preferred stock.
4. A limitation on the owner(s) of the Series B Convertible Preferred stock to ownership of not more than 4.99% of the Company's outstanding common stock at any one time.

The Series I Preferred stock pays a 7% premium, to be paid in cash or freely trading common stock at the Company's sole discretion, upon conversion.

The Series I Preferred Stock is convertible, at any time, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series I Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to seventy-five percent (75%) of the Average Closing Price of the Company's common stock.

Pursuant to the Series I designation and the Subscription Agreement, the Series I Holder, or any subsequent holder of the Preferred Shares, is prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner of 4.99% or more of the then issued and outstanding common stock of the Company.

Series K Preferred Stock

On July 17, 2000, the Company finalized the private placement to foreign investors of 500 shares of its Series K Convertible Preferred Stock at a purchase price of $10,000 per share. The agreement was executed in accordance with and in reliance upon the exemption from securities registration by Rule 506 under Regulation D as promulgated by the Securities Act of 1933, as amended.

The Company was obligated to pay a 9% dividend on the convertible preferred in cash or common stock at its option semi-annually, on June 30, and December 31, of each calendar year or upon conversion date. The Company also had the option of redeeming the convertible preferred solely through the use of the private equity line by paying cash with the following redemption premiums:

Days from closing	0–120	121–180	180
Redemption price as a % of Principal	105%	107.5%	110%

If the Company, for whatever reason, was unable to redeem the convertible preferred according to the above schedule, the holder has the right to convert the convertible preferred into common stock at a price equal to 87.5% of the average of the three lowest closing bid prices (which need not be consecutive) of the twenty consecutive trading days prior to the conversion date. The agreement further provides that the Company register the underlying common shares in a registration statement as soon as possible after the closing date, and must use their best efforts to file timely and cause the registration statement to become effective within 120 days from the closing date. The registration statement was effective on December 13, 2000.

The entire amount of the Series K Convertible Preferred Stock was converted or redeemed by the Company during the year ended June 30, 2001 into 5,664,067 shares of common stock, including 219,225 shares as payment of the 9% accrued dividend.

The agreements provided that no fractional shares shall be issued. In addition, provisions were made for any stock dividends or stock splits that the Company may issue with respect to their no par value common stock. The Company was also required to reserve and keep available out of its authorized but unissued common stock such number of shares of common stock as shall be available to effect the conversion of all of the outstanding shares of Convertible Preferred Stock. The preferred stockholders shall not be entitled to vote on any matters submitted to the stockholders of the Company, except as to the necessity to vote for the authorization of additional shares to effect the conversion of the preferred stock. The holders of any outstanding shares of preferred stock shall have a preference in distribution of the Company's property available for distribution to the holders of any other class of capital stock, including but not limited to, the common stock, equal to $10,000 consideration per share.

The following schedule reflects the number of shares of preferred stock that have been issued, converted and are outstanding as of June 30, 2005, including certain additional information with respect to the deemed preferred stock dividends that were calculated as a result of the discount from market for the conversion price per share:

IMAGING DIAGNOSTIC SYSTEMS, INC.
(a Development Stage Company)
Notes to Financial Statements (Continued)

(15) CONVERTIBLE PREFERRED STOCK (Continued)

	Series A		Series B		Series C		Series D		Series E		Series F		Series H		Series I		Series K		Total	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at June 30, 1995	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -
Sale of Series A	4,000	3,600,000																	4,000	3,600,000
Series A conversion	(1,600)	(1,440,000)																	(1,600)	(1,440,000)
Balance at June 30, 1996	2,400	2,160,000																	2,400	2,160,000
Sale of Series B			450	4,500,000															450	4,500,000
Series A conversion	(2,400)	(2,160,000)																	(2,400)	(2,160,000)
Balance at June 30, 1997	-	-	450	4,500,000															450	4,500,000
Sale of preferred stock (Series C – H)					210	2,100,000	54	540,000	54	540,000	75	750,000	108	1,080,000					501	5,010,000
Conversion of preferred stock					(210)	(2,100,000)	(25)	(250,000)	(30)	(300,000)	(75)	(750,000)							(340)	(3,400,000)
Balance at June 30, 1998	-	-	450	4,500,000	-	-	29	290,000	24	240,000	-	-	108	1,080,000					611	6,110,000
Sale of Series I															138	1,380,000			138	1,380,000
Conversion of preferred stock			(60)	(600,000)			(29)	(290,000)	(24)	(240,000)			(40)	(400,000)					(153)	(1,530,000)
Balance at June 30, 1999	-	-	390	3,900,000	-	-	-	-	-	-	-	-	68	680,000	138	1,380,000	-	-	596	5,960,000
Conversion of preferred stock, net			(390)	(3,900,000)									(68)	(680,000)	(138)	(1,380,000)			(596)	(5,960,000)
Balance at June 30, 2000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sale of Series K																	50	5,000,000	50	5,000,000
Conversion of preferred stock																	(50)	(5,000,000)	(50)	(5,000,000)
Balance at June 30, 2001	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -
Additional information:																				
Discount off market price		25%		18%		25%		25%		25%		30%		25%		25%		12.5%		
Fair market value-issue rate		$ 8.31		$ 3.25		$ 1.63		$ 0.99		$ 1.07		$ 1.24		$ 0.57		$ 0.38		$ 1.13		
Deemed preferred stock dividend		$ 1,335,474		$ 998,120		$ 705,738		$ 182,433		$ 182,250		$ 318,966		$ 351,628		$ 492,857		$ 708,130		

(16) COMMON STOCK

On June 8, 1994, at a special meeting of shareholders of the Company, a one for one hundred reverse stock split was approved reducing the number of issued and outstanding shares of common stock from 68,875,200 shares to 688,752 shares (510,000 shares of original stock, for $50,000, and the 178,752 shares acquired in the merger). In addition, the board of directors approved the issuance of an additional 27,490,000 shares of common stock that had been provided for in the original merger documents. However, during April, 1995 the four major shareholders agreed to permanently return 12,147,480 of these additional shares. Therefore, the net additional shares of common stock issued amounts to 15,342,520 shares, and the net additional shares issued as a result of this transaction have been reflected in the financial statements of the Company (See Statement of Stockholders' Equity).

The Company has sold 1,290,069 shares of its common stock through Private Placement Memorandums dated April 20, 1994 and December 7, 1994, as subsequently amended. The net proceeds to the Company under these Private Placement Memorandums were approximately $1,000,000. In addition, the Company has sold 690,722 shares of "restricted common stock" during the year ended June 30, 1995. These shares are restricted in terms of a required holding period before they become eligible for free trading status. As of June 30, 1995, receivables from the sale of common stock during the year amounted to $523,118. During the year ended June 30, 1996, 410,500 shares of the common stock related to these receivables were canceled and $103,679 was collected on the receivable. The unpaid balance on these original sales and other subsequent sales of common stock, in the amount of $35,559, as of June 30, 1997, is reflected as a reduction to stockholder's equity on the Company's balance sheet.

During the year ended June 30, 1995, 115,650 shares of common stock were issued to satisfy obligations of the Company amounting to $102,942, approximately $.89 per share. The stock was recorded at the fair market value at the date of issuance.

In addition, during the year ended June 30, 1995, wages accrued to the officers of the Company in the amount of $151,000, were satisfied with the issuance of 377,500 shares of restricted common stock. Compensation expense has been recorded during the fiscal year pursuant to the employment agreements with the officers. In addition, during the year ended June 30, 1995, 75,000 shares of restricted common stock were issued to a company executive, pursuant to an employment agreement. Compensation expense of $78,750 was recorded in conjunction with this transaction.

During the year ended June 30, 1996, the Company sold, under the provisions of Regulation S, a total of 700,471 shares of common stock. The proceeds from the sale of these shares of common stock amounted to $1,561,110. The Company issued an additional 2,503,789 shares ($4,257,320) of its common stock as a result of the exercise of stock options issued in exchange for services rendered during the year. Cash proceeds associated with the exercise of these options and the issuance of these shares amounted to $1,860,062, with the remaining $2,397,258 reflected as noncash compensation. These 2,503,789 shares were issued at various times throughout the fiscal year. The stock has been recorded at the fair market value at the various grant dates for the transactions. Compensation, aggregating $2,298,907, has been recorded at the excess of the fair market value of the transaction over the exercise price for each of the transactions.

As of June 30, 1996, there were a total of 425,416 shares of common stock issued as a result of the conversion of the Series A Convertible Preferred Stock and the related accumulated dividends (See Note 15).

Common stock issued to employees as a result of the exercise of their incentive stock options and their non-qualified stock options during the fiscal year ended June 30, 1996 amounted to 1,187,900, of which 996,400 shares were issued pursuant to the provisions of the non-qualified stock option plan and were exercised in a "cash-less" transaction, resulting in compensation to the officers of $567,164. Compensation cost was measured as the excess of fair market value of the shares received over the value of the stock options tendered in the transaction. The excess of fair market value at July 15, 1995 approximated $.57 per share on the 996,400 shares issued.

During the year ended June 30, 1997, the Company issued a total of 1,881,295 shares ($5,461,589) of its common stock. The conversion of Series A Convertible Preferred Stock, including accrued dividends (See Note 15), accounted for the issuance of 1,081,962 shares ($2,808,643). The remaining 799,333 shares were issued as follows:

1. Services rendered by independent consultants in exchange for 31,200 shares. Research and development expenses of $90,480 were charged as the fair market value at November 20, 1996 was $2.90 per share.

2. On December 20, 1996, bonus stock was issued to Company employees, 3,200 shares. Compensation expense of $10,463 was charged as the fair market value at that date was $3.27 per share.

3. On January 3, 1997 bonus stock was issued to the officers of the Company, 350,000 shares. Compensation expense of $907,900 was charged, as the fair market value at that date was $2.59 per share.

4. On February 13, 1997, 4,000 shares were issued to an outside consultant in exchange for services performed. Consulting services of $11,500 were recorded, representing the fair market value ($2.88 per share) on that date.

5. Services rendered by an independent consultant during June 1997 in exchange for 199,000 shares. Consulting expenses of $548,149 were charged, as the fair market value on the date of the transaction was approximately $2.75 per share.

6. Exercise of incentive stock options comprised of 27,000 shares ($33,750) exercised and paid for at $1.25 per share, and 334,933 shares ($1,103,203) acquired in the exchange for options tendered in a cash-less transaction.

7. The Company repurchased 150,000 shares ($52,500), which had been previously acquired by one of its employees.

During the year ended June 30, 1998, the Company issued a total of 11,588,460 shares ($8,583,721) of its common stock. The conversion of Convertible Preferred Stock (see Note 15) accounted for the issuance of 6,502,448 shares ($4,984,684). The remaining 5,056,012 shares were issued as follows:

1. Services rendered by independent consultants in exchange for 100,000 shares. Consulting expenses of $221,900 were charged as the fair market value at July 10, 1997 was $2.22 per share.

2. Services rendered by an independent consultant in exchange for 200,000 shares. Consulting expenses of $400,000 were charged as the fair market value at August 20, 1997 was $2.00 per share.

3. Services rendered by an independent consultant in exchange for 40,000 shares. Consulting expenses of $67,480 were charged as the fair market value at September 4, 1997 was $1.69 per share.

4. Services rendered by a public relations company in exchange for 166,000 shares. Public relations expenses of $269,750 were charged as the fair market value at October 24, 1997 was $1.63 per share.

5. On December 15, 1997, bonus stock was issued to Company employees, for 39,300 shares. Compensation expense of $41,658 was charged as the fair market value at that date was $1.06 per share.

6. Services rendered by an independent consultant in exchange for 250,000 shares. Consulting expenses of $320,000 were charged as the fair market value at January 7, 1998 was $1.28 per share.

7. Services rendered by an independent consultant during May 1998 in exchange for 200,000 shares. Consulting expenses of $140,000 were charged, as the fair market value on that date was $.70 per share.

8. The Company sold 500,000 shares on May 15, 1998 in a Regulation D offering at $.40 per share, and received cash proceeds of $200,000.

9. On June 5, 1998, the Company issued to its chief executive officer 3,500,000 shares ($1,890,000) as consideration for an exclusive Patent License Agreement (see Note 7). The market value of the stock on this date was $.54 per share. The excess of the fair market value of the common stock over the historical cost basis of the patent license was recorded as a distribution to the shareholder; recorded as a reduction to additional paid-in capital of $3,199,000.

10. On June 11, 1998, the Company issued 25,000 shares to its corporate counsel as additional bonus compensation. Legal expenses of $12,750 were recorded as the market value of the stock on that date was $.51 per share.

11. A total of 65,712 non-qualified stock options were exercised and proceeds of $22,999 ($.35 per share) was received by the Company.

On July 10, 1998, the majority shareholders of the Company authorized, by written action, the Company's adoption of an Amendment to the Company's Articles of Incorporation increasing the Company's authorized shares of common stock from 48,000,000 shares to 100,000,000 shares. The Florida Statutes provide that any action to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if the action is taken by a majority of outstanding stockholders of each voting group entitled to vote. On August 5, 1998, the Company filed an Information Statement with the Securities and Exchange Commission with regard to the Written Action. The Majority Shareholders consent with respect to the Amendment was effective on February 18, 1999. The number of authorized shares was further increased to 150,000,000 shares during the shareholders annual meeting held on May 10, 2000, and increased again during the 2002 annual meeting to 200,000,000 shares, effective January 3, 2003.

During the year ended June 30, 1999, the Company issued a total of 12,804,131 shares ($5,837,656) of its common stock. The conversion of Convertible Preferred Stock (see Note 15) accounted for the issuance of 4,865,034 shares ($1,972,296). The remaining 7,939,097 shares were issued as follows:

1. The Company sold 200,000 shares on August 5, 1998 in a Regulation D offering at $.30 per share, and received cash proceeds of $60,000.
2. In June 1999, the Company issued to its chief executive officer 3,500,000 shares ($1,890,000), representing the balance of shares to be issued as consideration for the exclusive Patent License Agreement (see Note 7).
3. On November 9, 1998, the Company issued 15,000 shares to its corporate counsel as additional bonus compensation. Legal expenses of $10,800 were recorded as the market value of the stock on that date was $.72 per share.
4. A total of 65,612 non-qualified stock options were exercised and proceeds of $22,964 ($.35 per share) was received by the Company. An additional $101,500 was received this year for stock sold in the prior year.
5. A total of 480,000 shares were issued in connection with loans that were received by the Company. The total loan fee expenses (based on the market value of the stock at the date of issuance) charged to the statement of operations for the year was $292,694, or an average of $.61 per share.
6. A total of 2,974,043 shares were issued as repayment of various accounts payable and loans payable during the year. A total of $1,196,992 (average of $.40 per share) of debts were satisfied through the issuance of the stock.
7. On December 11, 1998, bonus stock was issued to Company employees, for 130,200 shares. Compensation expense of $79,422 was charged as the fair market value at that date was $.61 per share.
8. On March 26, 1999, the Company issued 424,242 shares of stock as partial-payment ($140,000) on the liquidated damages in connection with Series H Preferred Stock. The fair market value at that date was $.33 per share.
9. During the year a total of 150,000 shares were issued for to various independent parties for services rendered to the Company. Expenses of $81,788 were charged, or an average price of $.50 per share.

During the year ended June 30, 2000, the Company issued a total of 56,214,003 shares ($12,997,328) of its common stock. The conversion of Convertible Debentures accounted for the issuance of 4,060,398 shares ($3,958,223), the conversion of Redeemable Convertible Preferred Stock (see Note 14) accounted for the issuance of 3,834,492 shares ($507,115), and the conversion of Convertible Preferred Stock (see Note 15) accounted for the issuance of 41,581,242 shares ($6,806,219). The remaining 6,737,871 shares were issued as follows:

1. The Company sold 100,000 shares on April 27, 2000 in a Regulation D offering at $1.57 per share, and received cash proceeds of $157,000.

2. A total of 5,061,294 shares were issued as repayment of various loans payable during the year. A total of $1,067,665 (average of $.21 per share) of debts were satisfied through the issuance of the stock.

3. On November 12, 1999, bonus stock was issued to Company employees, for 145,000 shares. Compensation expense of $12,325 was charged as the fair market value at that date was $.09 per share. The company also canceled 8,000 shares, which had been previously issued to an independent contractor for consulting services. A reduction of $31,000 was recorded to consulting expenses for the year.

4. A total of 7,297 shares were issued in connection with a loan that was received by the Company. The total loan fee expense and interest charged to income amounted to $2,408 during the year.

5. During the year at total of 150,652 shares were issued for the exercise of warrants. On March 21, 2000, the Company received $100,000 for the exercise of 107,527 warrants at an exercise price of $.93 per share. The Company recorded a charge to consulting expense, as the fair market value at the date the warrants were issued was $1.84. The Company also received $21,563 from the exercise of 43,125 of Series G Preferred Stock warrants during the last quarter of the fiscal year.

6. Exercise of 1,281,628 incentive stock options, ($395,810) exercised and paid for at prices ranging from $.13 per share to $1.13 per share.

During the year ended June 30, 2001, the Company issued a total of 13,916,169 shares ($12,333,724) of its common stock. The conversion of Convertible Preferred Stock (see Note 15) accounted for the issuance of 5,664,067 shares ($5,580,531), and the common stock issued through the equity line of credit (See Note 11) accounted for the issuance of 3,407,613 shares ($3,143,666). The remaining 4,844,489 shares were issued as follows:

1. A total of 810,000 shares were issued as repayment of a loan payable during the year. (See Note 10) A total of $530,000 of debt was satisfied through the issuance of the stock, and an additional $863,200 was charged as interest expense as the fair market value of the stock at the date of issuance was $1.72 per share.

2. On December 7, 2000, 143,500 shares of bonus stock were issued to Company employees. Compensation expense of $219,555 was charged as, the fair market value of the common stock at that date was $1.53 per share. The Company also issued 10,000 shares on May 17, 2001. Consulting services of $8,300 was charged, as the fair market value of the stock was $.83 per share.

3. During the year a total of 99,375 shares of common stock were issued for the exercise of warrants. The Company received $4,687 from the exercise of 99,375 Series G Preferred Stock warrants. On August 10, 2000, the Company received $65,200 for the exercise of 40,000 Series C Preferred Stock warrants at an exercise price of $1.63 per share.

4. Common stock issued to officers as a result of the exercise of their incentive stock options and their non-qualified stock options amounted to 3,755,414 shares. The options were exercised in a "cash-less" transaction, resulting in compensation to the officers of $1,848,566. An additional 26,200 shares were issued to employees upon the exercise of their incentive stock options during the year, at exercise prices ranging from $.35 per share to $.60 per share.

During the year ended June 30, 2002, the Company issued a total of 12,167,866 shares ($6,508,155) of its common stock. The common stock issued through the equity line of credit (See Note 11) accounted for the issuance of 11,607,866 shares ($6,213,805). The remaining 560,000 shares were issued as follows:

1. On November 21, 2001, 210,000 shares of bonus stock were issued to Company employees. Deferred compensation of $117,600 was charged as, the fair market value of the common stock at that date was $.56 per share, and the stock will not be physically delivered to the employees until January 2003.

2. A total of 350,000 shares were issued in conjunction with the settlement on March 22, 2002 of a lawsuit. Settlement expense of $176,750 has been charged on the statement of operations, as the fair market value of the stock at the date of issuance was $.51 per share.

During the year ended June 30, 2003, the Company issued a total of 31,398,326 shares ($9,708,425) of its common stock. The common stock issued through the equity line of credit (See Note 11) accounted for the issuance of 29,390,708 shares ($8,737,772). The remaining 2,007,618 shares were issued as follows:

1. During December 2002, 258,500 shares of bonus stock were issued to Company employees. Compensation of $62,425 was charged as, the fair market value of the common stock on the dates of issuance averaged $.24 per share. In addition, the Company recorded an adjustment for deferred compensation, which resulted in a reduction to common stock for $73,500.
2. A total of 1,194,118 shares were issued in conjunction with the settlement on June 5, 2003 of a lawsuit. Settlement expense of $841,853 has been charged on the statement of operations, as the fair market value of the stock at the date of issuance was $.70 per share.
3. During the year a total of 555,000 shares were issued to various parties for services rendered to the Company. Expenses of $139,875 were charged, or an average price of $.25 per share.

During the year ended June 30, 2004, the Company issued a total of 10,333,373 shares ($7,867,351) of its common stock. The common stock issued through the equity line of credit (See Note 11) accounted for the issuance of 8,630,819 shares ($6,541,700). The remaining 1,702,554 shares were issued as follows:

1. During November 2003, 401,785 shares were issued in conjunction with the settlement on September 18, 2003 of a lawsuit. Settlement expense of $450,000 has been charged on the statement of operations as the fair market value of the stock at the date of the settlement agreement was $1.12 per share.
2. During January 2004, 333,000 shares of bonus stock were issued to Company employees. Compensation of $382,950 was charged as the fair market value of the common stock on the date of issuance was $1.15 per share.
3. Common stock issued to directors as a result of the exercise of their incentive stock options amounted to 450,000 shares during the year. The Company received $262,500 from the exercise of 450,000 option shares. The exercise prices range from $.55 per share to $.65 per share.
4. Common stock issued to employees as a result of the exercise of their incentive stock options amounted to 517,769 shares during the year. The Company received $230,201 from the exercise of 517,769 option shares. The exercise prices range from $.19 per share to $.65 per share.

During the year ended June 30, 2005, the Company issued a total of 26,573,157 shares ($7,915,061) of its common stock. The common stock issued through the equity line of credit (See Note 11) accounted for the issuance of 26,274,893 shares ($7,797,807). The remaining 298,264 shares were issued as follows:

1. During September 2004, 100,000 restricted shares were issued to our CEO in conjunction with his employment agreement. Compensation of $38,000 was charged as the fair market value of the common stock on the date of issuance was $.38 per share.
2. During January 2005, 185,000 shares of bonus stock were issued to Company employees. Compensation of $75,850 was charged as the fair market value of the common stock on the date of issuance was $.41 per share.
3. Common stock issued to employees as a result of the exercise of their incentive stock options amounted to 13,264 shares during the year. The Company received $3,404 from the exercise of 13,264 option shares. The exercise prices range from $.20 per share to $.27 per share.

(17) STOCK OPTIONS

During July 1994, the Company adopted a non-qualified Stock Option Plan (the "Plan"), whereby officers and employees of the Company could be granted options to purchase shares of the Company's common stock. Under the plan and pursuant to their employment contracts, an officer could be granted non-qualified options to purchase shares of common stock over the next five calendar years, at a minimum of 250,000 shares per calendar year. The exercise price shall be thirty-five percent of the fair market value at the date of grant. On July 5, 1995 the Board of Directors authorized an amendment to the Plan to provide that upon exercise of the option, the payment for the shares exercised under the option may be made in whole or in part with shares of the same class of stock. The shares to be delivered for payment would be valued at the fair market value of the stock on the day preceding the date of exercise. The plan was terminated effective July 1, 1996, however the officers will be issued the options originally provided under the terms of their employment contracts.

On March 29, 1995, the incentive stock option plan was approved by the Board of Directors and adopted by the shareholders at the annual meeting. This original plan was revised and on January 3, 2000 the Board of Directors adopted the Company's "2000 Non-Statutory Plan", and the plan was subsequently approved by the shareholders on May 10, 2000 at the annual meeting. This plan provided for the granting, exercising and issuing of incentive stock options pursuant to Internal Revenue Code Section 422. The Company was entitled to grant incentive stock options to purchase up to 4,850,000 shares of common stock. This Plan also allowed the Company to provide long-term incentives in the form of stock options to the Company's non-employee directors, consultants and advisors, who were not eligible to receive incentive stock options. In January 2002, the Board replaced the 1995 Plan and 2000 Plan with a new combined stock option plan, the 2002 Incentive and Non-Statutory Stock Option Plan (the "2002 Plan"), which provided for the grant of incentive and non-statutory options to purchase an aggregate of 6,340,123 shares of Common Stock. Upon approval of the 2002 Plan, all options outstanding under the 1995 and 2000 Plans remained outstanding; however, no new options could be granted under those plans. The Board of Directors or a company established compensation committee had direct responsibility for the administration of these plans.

The exercise price of the non-statutory stock options was required to be equal to no less than 50% of the fair market value of the common stock on the date such option is granted.

On February 4, 2004, the Board of Directors adopted the Company's 2004 Non-Statutory Stock Option Plan (the "2004 Plan"), which was adopted by the shareholders on March 24, 2004 at the annual meeting, to provide a long-term incentive for employees, non-employee directors, consultants, attorneys and advisors of the Company. The maximum number of options that may be granted under the 2004 Plan shall be options to purchase 8,432,392 shares of Common Stock (5% of our issued and outstanding common stock as of February 4, 2004). Options may be granted under the 2004 Plan for up to 10 years after the date of the 2004 Plan. The 2004 Non-Statutory Stock Plan replaced the 2002 Incentive and Non-Statutory Stock Option Plan.

On August 24, 2005, the Board Of Directors resolved that the Company's 1995, 2000, 2002 and 2004 Stock Option Plans and Stock Options Agreements that were entered into pursuant to these plans, be amended to increase the post-termination exercise period following the termination of the Optionee's employment/directorship or in the event of change of control of the Company, to be three(3) years from the date of termination or change of control, subject to those options that were vested as of the date of termination or change of control and subject to the original term of the option, which ever time is less.

In accordance with the provisions of APB No. 25, the Company records the discount from fair market value on the non-qualified stock options as a charge to deferred compensation at the date of grant and credits additional paid-in capital. The compensation is amortized to income over the vesting period of the options.

Transactions and other information relating to the plans are summarized as follows:

Employee Plan:

	Incentive Stock Options		Non Statutory Stock Options	
	Shares	Wtd. Avg. Price	Shares	Wtd. Avg. Price
Outstanding at June 30, 1994	-0-	-0-		
Granted	75,000	$1.40	1,500,000	$1.12
Exercised	-		-	
Outstanding at June 30, 1995	75,000	1.40	1,500,000	1.12
Granted	770,309	1.66	750,000	1.44
Exercised	(164,956)	.92	(1,800,000)	1.50
Outstanding at June 30, 1996	680,353	1.81	450,000	.13
Granted	371,377	3.27	750,000	3.88
Exercised	(395,384)	1.10	-	
Outstanding at June 30, 1997	656,346	3.07	1,200,000	2.47
Granted	220,755	1.95	750,000	2.75
Exercised	-		(65,712)	.35
Canceled	(175,205)	4.25	-	
Outstanding at June 30, 1998	701,896	2.42	1,884,288	2.66
Granted	786,635	.48	750,000	.43
Exercised	-		(65,612)	.35
Canceled	(82,500)	3.37	-	
Outstanding at June 30, 1999	1,406,031	.53**	2,568,676	2.24
Granted	3,139,459	.34	-	
Exercised	(770,702)	.37	(318,676)	.35
Canceled	(64,334)	.47	-	
Outstanding at June 30, 2000	3,710,454	.42	2,250,000	2.35
Granted	1,915,700	2.59	-	
Exercised	(3,030,964)	.32	(750,000)	.31
Canceled	(279,982)	.60	(1,500,000)	2.75
Outstanding at June 30, 2001	2,315,208	2.38	-	
Granted	6,839,864	.68	-	
Exercised	-		-	
Canceled	(2,695,482)	1.17	-	
Outstanding at June 30, 2002	6,459,590	.85	-	
Granted	1,459,705	.38	-	
Exercised	-		-	
Canceled	(56,788)	.74	-	

	Incentive Stock Options		Non Statutory Stock Options	
	Shares	Wtd. Avg. Price	Shares	Wtd. Avg. Price
Outstanding at June 30, 2003	7,862,507	.76	-	
Granted	1,576,620	1.12	31,748	.69
Exercised	(517,769)	.44	-	
Canceled	(97,525)	.78	-	
Outstanding at June 30, 2004	8,823,833	.84	31,748	.69
Granted	-		4,253,159	.34
Exercised	(13,264)	.26	-	
Canceled	(142,891)	.68	-	
Outstanding at June 30, 2005	8,667,678	.98	4,284,907	.34

** On June 25, 1999, the exercise price of 502,225 outstanding incentive stock options was restated to $.60 per share. The Company has recorded compensation of $330,569 during the fiscal year ended June 30, 1999 as a result of this repricing, in accordance with the guidelines discussed in the FASB Interpretation No. 44, of APB Opinion No. 25.

Director Plan:

	Incentive Stock Options		Non Statutory Stock Options	
	Shares	Wtd. Avg. Price	Shares	Wtd. Avg. Price
Outstanding at June 30, 2000	-0-			
Granted	150,000	$ .65		
Exercised	-			
Canceled	-			
Outstanding at June 30, 2001	150,000	.65		
Granted	300,000	.55		
Exercised	-			
Canceled	-			
Outstanding at June 30, 2002	450,000	.58		
Granted	400,000	.18		
Exercised	-			
Canceled	-			
Outstanding at June 30, 2003	850,000	.40	-	
Granted	100,000	1.07	700,000	.76
Exercised	(450,000)	.58	-	
Canceled	-		-	
Outstanding at June 30, 2004	500,000	.39	700,000	.76
Granted	-		800,000	.35
Exercised	-	-		
Canceled	-		-	
Outstanding at June 30, 2005	500,000	.39	1,500,000	.54

A summary of the vested and exercisable stock options of the Company is presented as follows:

	June 30, 2005	June 30, 2004	June 30, 2003
Employee ISO	7,699,103	7,053,586	4,941,985
Director ISO	500,000	650,000	575,000
Employee Non-Statutory	88,486	-	-
Director Non-Statutory	950,000	-	-
Total	9,237,589	7,703,586	5,516,985

Shares of authorized common stock have been reserved for the exercise of all options outstanding. The following summarizes the option transactions that have occurred:

On July 5, 1994 the Company issued non-qualified options to its officers and directors to purchase an aggregate of 750,000 shares of common stock at 35% of the fair market value at the date of grant. Compensation expense of $567,164 was recorded during the year ended June 30, 1996 as a result of the discount from the market value.

On November 7, 1994, the Company granted 300,000 non-qualified options to its general counsel, then a vice-president of the Company, at an exercise price of $0.50 per share. Deferred compensation of $150,000 was recorded on the transaction and is being amortized over the vesting period. The options were all exercised as of June 30, 1997.

On March 30, 1995, the Company granted to the director of engineering, a non-qualified option to purchase up to 150,000 shares of common stock per year, or a total of 450,000 shares, during the period March 30, 1995 and ending March 31, 1999. The exercise price shall be $0.35 per share. The options did not "vest" until one year from the anniversary date. Deferred compensation of $472,500 was recorded on the transaction and is being amortized over the vesting period. The Company also granted the individual, incentive options to purchase 75,000 shares of common stock at an exercise price of $1.40 per share. The options originally expired on March 30, 1998, but were reissued on March 30, 1998 for two years.

On July 5, 1995 the Company issued non-qualified options to its officers and directors to purchase an aggregate of 750,000 shares of common stock at 35% of the fair market value at the date of grant. Compensation expense was recorded during the year ended June 30, 1996 as a result of the discount from the market value.

On September 1, 1995, the Company issued to its three officers and directors incentive options to purchase 107,527 shares, individually, at an exercise price of $0.93 per share (110% of the fair market value). The options expired on September 1, 1999.

On September 1, 1995, the Company issued to an employee incentive options to purchase 119,047 shares of common stock at an exercise price of $0.84 per share. The options expired on September 1, 1999

At various dates during the fiscal year ended June 30, 1996, the Company issued to various employees incentive options to purchase 328,681 shares of common stock at prices ranging from $0.81 to $8.18. In all instances, the exercise price was established as the fair market value of the common stock at the date of grant, therefore no compensation was recorded on the issuance of the options. In most cases, one-third of the options vested one year from the grant date, with one-third vesting each of the next two years. The options expired in ten years from the grant date.

On July 4, 1996, the Company issued to its three officers and directors incentive options to purchase 22,883 shares, individually, at an exercise price of $4.37 per share (110% of the fair market value). The options expired on July 4, 2001.

On July 5, 1996 the Company issued non-qualified options to its officers and directors to purchase an aggregate of 750,000 shares of common stock at 35% of the fair market value at the date of grant. Deferred compensation of $1,891,500 was recorded on the transaction and was being amortized over the remaining term of the employment contracts (three years).

At various dates during the year ended June 30, 1997, the Company issued to various employees incentive options to purchase 264,778 shares of common stock at prices ranging from $2.56 to $3.81. In all instances, the exercise price was established as the fair market value of the common stock at the date of grant, therefore no compensation was recorded on the issuance of the options. In most cases, one-third of the options vested one year from the grant date, with one-third vesting each of the next two years. The options expired in ten years from the grant date.

On July 4, 1997, the Company granted to its three officers and directors incentive options to purchase 34,000 shares, individually, at an exercise price of $2.94 per share (110% of the fair market value). The options expired on July 4, 2002.

On July 5, 1997, the Company issued non-qualified options to its officers and directors to purchase 750,000 shares of common stock at 35% of the fair market value at the date of grant. Deferred compensation of $1,340,625 was recorded on the transaction and was amortized over the remaining term of the employment contract (two years).

At various dates during the year ended June 30, 1998, the Company issued to various employees incentive options to purchase 204,905 shares of common stock at prices ranging from $.55 to $2.60. In all instances, the exercise price was established as the fair market value of the common stock at the date of grant, therefore no compensation was recorded on the issuance of the options. In most cases, one-third of the options vested one year from the grant date, with one-third vesting each of the next two years. The options expired in ten years from the grant date.

On July 5, 1998, the Company issued non-qualified options to its officers and directors to purchase 750,000 shares of common stock at 35% of the fair market value at the date of grant. Deferred compensation of $622,500 was recorded on the transaction and was amortized over the remaining term of the employment contract (one year).

At various dates during the year ended June 30, 1999, the Company issued to various employees incentive options to purchase 786,635 shares of common stock at prices ranging from $.46 to $.60. In all instances, the exercise price was established as the fair market value of the common stock at the date of grant, therefore no compensation was recorded on the issuance of the options. In most cases, one-third of the options vested one year from the grant date, with one-third vesting each of the next two years. The options expired in ten years from the grant date.

At various dates during the year ended June 30, 2000, the Company issued to its officers and various employees incentive options to purchase 3,139,459 shares of common stock at prices ranging from $.23 to $4.38. The exercise price was established as the fair market value of the common stock at the date of grant for employees, and 110% of the fair market value at the date of grant for officers, therefore no compensation was recorded on the issuance of the options. The officers' options vested immediately, while the employees' options vested one-third from the grant date, with one-third vesting each of the next two years. The options expired in five years from the grant date.

At various dates during the year ended June 30, 2001, the Company issued to its officers and various employees incentive options to purchase 1,915,700 shares of common stock at prices ranging from $.65 to $2.85. The exercise price was established as the fair market value of the common stock at the date of grant for employees, and 110% of the fair market value at the date of grant for officers, therefore no compensation was recorded on the issuance of the options. The officers' options vested immediately, while the employees' options vested one-third from the grant date, with one-third vesting each of the next two years. The options expired in five years from the grant date.

In addition, on November 20, 2000 the Company granted to each director a stock option to purchase 50,000 shares (an aggregate of 150,000 shares) of the Company's common stock at an exercise price of $.65 per share. The option expires in ten years and became exercisable on a quarterly pro-rata basis (12,500 shares) from the date of grant. The option is not intended to be an incentive stock option pursuant to Section 422 of the Internal Revenue Code.

At various dates during the year ended June 30, 2002, the Company issued to its officers and various employees incentive options to purchase 6,839,864 shares of common stock at prices ranging from $.50 to $.93. The exercise price was established as the fair market value of the common stock at the date of grant for employees, and 110% of the fair market value at the date of grant for officers, therefore no compensation was recorded on the issuance of the options.

Vesting for certain of the officers' options was immediately, while the other officers' options and the employees' options vested over varying periods up to three years from the date of grant. The options expire from four to ten years from the grant date.

In addition, on November 20, 2001 the Company granted to each director a stock option to purchase 100,000 shares (an aggregate of 300,000 shares) of the Company's common stock at an exercise price of $.55 per share. The option expired in ten years and became exercisable on a quarterly pro-rata basis (25,000 shares) from the date of grant. The option was not intended to be an incentive stock option pursuant to Section 422 of the Internal Revenue Code.

At various dates during the year ended June 30, 2003, the Company issued to its officers and various employees incentive options to purchase 1,459,705 shares of common stock at prices ranging from $.19 to $.79. The exercise price was established as the fair market value of the common stock at the date of grant for employees, and 110% of the fair market value at the date of grant for officers, therefore no compensation was recorded on the issuance of the options. Vesting for certain of the officers' options was immediate, while the other officers' options and the employees' options vested over varying periods up to three years from the date of grant. The options expire from four to ten years from the grant date.

In addition, at various dates during the year ended June 30, 2003 the Company granted to each new director a stock option to purchase 100,000 shares (an aggregate of 400,000 shares) of the Company's common stock at exercise price ranging from $.20 to $.25 per share. The option expires in ten years and became exercisable on a quarterly pro-rata basis (25,000 shares) from the date of grant. The option is not intended to be an incentive stock option pursuant to Section 422 of the Internal Revenue Code.

At various dates during the year ended June 30, 2004, the Company issued to its officers and various employees incentive options to purchase 1,576,620 shares of common stock at prices ranging from $.81 to $1.25. At various dates during the year ended June 30, 2004, the Company issued to various employees Non-Statutory options to purchase 31,748 shares of common stock at prices ranging from $.39 to $.78. The exercise price was established as the fair market value of the common stock at the date of grant for employees, and 110% of the fair market value at the date of grant for an officer, therefore no compensation was recorded on the issuance of the options. Vesting for certain of the officers' options is immediate, while the other officers' options and the employees' options vested over varying periods up to five years from the date of grant. The options expire from four to ten years from the grant date.

In addition, at various dates during the year ended June 30, 2004, the Company issued to its Directors stock options to purchase 100,000 shares of the Company's common stock at prices ranging from $1.03 to $1.11. At various dates during the year ended June 30, 2004, the Company issued to its Directors Non-Statutory options to purchase 700,000 shares of common stock at prices ranging from $.69 to $.88. The options expire in ten years and became exercisable on a quarterly pro-rata basis (50,000 shares) from the date of grant. Options issued to the Directors are not intended to be incentive stock options pursuant to Section 422 of the Internal Revenue Code.

At various dates during the year ended June 30, 2005, the Company issued to various employees and two consultants Non-Statutory options to purchase 4,253,159 shares of common stock at prices ranging from $.20 to $.44. The exercise price was established as the fair market value of the common stock at the date of grant for employees, and 110% of the fair market value at the date of grant for an officer, therefore no compensation was recorded on the issuance of the options. Vesting for certain of the officers' options was immediate, while the other officers' options and the employees' options vest over varying periods up to five years from the date of grant. The options expire from four to ten years from the grant date.

At various dates during the year ended June 30, 2005, the Company issued to its Directors Non-Statutory options to purchase 800,000 shares of common stock at prices ranging from $.31 to $.44. The options expire in ten years and shall become exercisable on a quarterly pro-rata basis (50,000 shares) from the date of grant. Options issued to the Directors are not intended to be incentive stock options pursuant to Section 422 of the Internal Revenue Code.

The following table summarizes information about all of the stock options outstanding at June 30, 2005:

	Outstanding options			Exercisable options	
Range of exercise prices	Shares	Weighted average remaining life (years)	Weighted avg. price	Shares	Weighted avg. price
$ .19–1.25	13,810,035	7.77	$ .56	8,095,039	$ .65
1.26–2.49	142,550	4.02	.74	142,550	.74
2.50–2.85	1,000,000	5.00	2.85	1,000,000	2.85
$ .19–2.85	14,952,585	7.55	$ .72	9,237,589	$ .89

At June 30, 2005, the Company has issued options pursuant to four different stock option plans, which have been previously described. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans with respect to its employees.

(18) CONCENTRATION OF CREDIT RISK

During the year, the Company has maintained cash balances in excess of the Federally insured limits. The funds are with a major money center bank. Consequently, the Company does not believe that there is a significant risk in having these balances in one financial institution. The cash balance with the bank at June 30, 2005 was $788,891.

(19) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximated their fair values due to the short maturity of these instruments. The Company believes that its accounts receivable are fully collectible as recorded and no allowance for doubtful accounts has been provided. The fair value of the Company's debt obligations is estimated based on the quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. At June 30, 2005 and 2004, the aggregate fair value of the Company's debt obligations approximated its carrying value.

(20) COMMITMENTS AND CONTINGENCIES

On September 15, 2003, the Company entered into a three-year employment agreement with Deborah O'Brien, Senior Vice-President, at an annual salary of $95,000.

On April 15, 2004, Linda B. Grable retired as CEO and Chairman of the Board. Pursuant to her Retirement Agreement the Company accrued the balance of her employment agreement through its expiration date of December 15, 2005 and as of June 30, 2005 that obligation is $128,333. The Company is also obligated to pay her health insurance to that date.

On July 8, 2004, the Company entered into a three-year employment agreement with Timothy Hansen, its new Chief Executive Officer, commencing on July 26, 2004 at an annual salary of $210,000 and appointed him a Director of the Company.

On September 12, 2005, the Company entered into a one-year employment agreement effective August 30, 2005 with Allan L. Schwartz, our Executive Vice-President and Chief Financial Officer at an annual salary of $185,000.

The Company has entered into agreements with various distributors located throughout Europe, Asia and South America to market the CTLM® device. The terms of these agreements range from eighteen months to three years. The Company has the right to renew the agreements, with renewal periods ranging from one to five years.

(21) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Fiscal 2005

	Quarter Ended June 30, 2005	Quarter Ended March 31, 2005	Quarter Ended December 31, 2004	Quarter Ended September 30, 2004
Net Sales	$ -	$ 374,952	$ -	$ -
Gross Profit	$ -	$ 208,267	$ -	$ -
Operating Loss	$ (1,832,777)	$ (1,514,569)	$ (2,121,387)	$ (1,661,806)
Net loss applicable to common shareholders	$ (1,579,466)	$ (1,639,175)	$ (2,256,934)	$ (1,837,343)
Net Loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted avg. no. of common shares, Basic & Diluted	185,636,553	187,800,485	183,133,979	176,855,811
Cash and Cash Equivalents	$ 765,523	$ 364,434	$ 538,097	$ 766,614
Total Assets	$ 5,608,004	$ 5,528,833	$ 5,507,562	$ 5,888,629
Deficit accumulated during the development stage	$ (83,976,015)	$ (82,396,549)	$ (80,757,374)	$ (78,500,439)
Stockholders' Equity	$ 4,772,538	$ 4,262,030	$ 4,139,497	$ 4,493,573

Fiscal 2004

	Quarter Ended June 30, 2004 (Restated)*	Quarter Ended March 31, 2004 (Restated)*	Quarter Ended December 31, 2003 (Restated)*	Quarter Ended September 30, 2003 (Restated)*
Net Sales	$ 180,228	$ 552,983	$ -	$ -
Gross Profit	$ 88,709	$ 359,820	$ -	$ -
Operating Loss	$ (2,366,984)	$ (1,708,232)	$ (2,257,339)	$ (1,379,898)
Net loss applicable to common shareholders	$ (2,465,807)	$ (1,859,172)	$ (2,391,066)	$ (1,686,914)
Net Loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted avg. no. of common shares, Basic & Diluted	167,982,750	167,197,384	166,943,524	165,289,775
Cash and Cash Equivalents	$ 554,354	$ 876,756	$ 1,012,093	$ 1,653,820
Total Assets	$ 5,683,329	$ 6,467,599	$ 6,376,408	$ 6,890,216
Deficit accumulated during the development stage	$ (76,663,097)	$ (74,197,290)	$ (72,338,118)	$ (69,947,051)
Stockholders' Equity	$ 4,170,395	$ 5,117,729	$ 5,178,656	$ 5,694,078

* See Notes 2(m) and 8

CONTROLS AND PROCEDURES

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Imaging Diagnostic Systems, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and financial officers and effected by the company's board of director7s, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2005. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control — Integrated Framework. The COSO framework is based upon five integrated components of control: control environment, risk assessment, control activities, information and communications and ongoing monitoring.

Based on the assessment performed, management has concluded that the Company's internal control over financial reporting is effective and provides reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements as of June 30, 2005 in accordance with generally accepted accounting principles. Further, management has not identified any material weaknesses in internal control over financial reporting as of June 30, 2005.

The Company's external auditors, Margolies, Fink and Wichrowski, Certified Public Accountants have audited the Company's financial statements for the year ended June 30, 2005 included in this annual report on Form 10-K and, as part of that audit, have issued a report on management's assessment of internal control over financial reporting, a copy of which is included in this annual report on Form 10-K.

/s/ Timothy B. Hansen
Chief Executive Officer and Director

/s/ Allan L. Schwartz
Executive Vice President, Chief Financial Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Imaging Diagnostic Systems, Inc.

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Imaging Diagnostic Systems, Inc. (the "Company") maintained effective internal control over financial reporting as of June 30, 2005, based on the criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company: (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company: and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of the Company as of June 30, 2005, and the related statements of operations, stockholders' equity and cash flows for the year then ended, and our report dated August 22, 2005 expressed a going concern opinion on those financial statements.

/s/ Margolies, Fink and Wichrowski

Certified Public Accountants
Pompano Beach, Florida
August 22, 2005

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock is traded on the NASDAQ's OTC Bulletin Board market under the symbol IMDS. There has been trading in our common stock since September 20, 1994. The following table sets forth, for each of the fiscal periods indicated, the high and low bid prices for the common stock, as reported on the OTC Bulletin Board. These per share quotations reflect inter-dealer prices in the over-the-counter market without real mark-up, markdown, or commissions and may not necessarily represent actual transactions.

QUARTER ENDING	HIGH BID	LOW BID
FISCAL YEAR 2004		
First Quarter	$ 1.80	$ 0.81
Second Quarter	$ 1.25	$ 0.84
Third Quarter	$ 1.15	$ 0.57
Fourth Quarter	$ 0.79	$ 0.39
FISCAL YEAR 2005		
First Quarter	$ 0.68	$ 0.27
Second Quarter	$ 0.50	$ 0.38
Third Quarter	$ 0.41	$ 0.28
Fourth Quarter	$0.295	$0.195
FISCAL YEAR 2006		
First Quarter (through September 12, 2005)	$ 0.31	$ 0.19

On September 12, 2005, the closing trade price of the common stock as reported on the OTC Bulletin Board was $.19. As of such date, there were approximately 2,633 registered holders of record of our common stock.

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Corporate Information

EXECUTIVE OFFICERS

Tim Hansen
Chief Executive Officer

Allan Schwartz
Executive Vice President/
Chief Financial Officer

Ed Horton
Chief Operating Officer

Deborah O'Brien
Senior Vice President

MANAGEMENT

Eric Milne, MD
Director of Clinical Research

Jose Cisneros, PhD, MD
Associate Director of Clinical Research

Bob Wake
Vice President - Engineering

Janusz Ostrowski
Vice President - International Sales

Trishia Firth
Director - Human Resources

Steve Ponder, PhD
Advanced Development Manager

Donna Quinn
Vice President - Corporate Counsel

BOARD OF DIRECTORS

Jay Bendis
Co-Chairman
Chairman, Compensation Committee
Member, Audit Committee
Member, Nominating and Corporate Governance Committee
President, Transfer Technology Consultants

Patrick J. Gorman
Co-Chairman
Chairman of the Audit Committee
Member, Nominating and Corporate Governance Committee
Chief Executive Officer & Chairman of the Board of Directors, Applied Nanoscience Inc.

Sherman Lazrus
Chairman of Nominating and Corporate Governance Committee
Member, Compensation Committee
Chairman & Director of Emergency Filtration Products, Inc.
President, American Medical Capital

Edward Rolquin
Member, Compensation Committee
Member, Nominating and Corporate Governance Committee
Founder and Former President, JR Micrographics

Tim Hansen
Chief Executive Officer

Allan Schwartz
Executive Vice President/
Chief Financial Officer

SHAREHOLDER INFORMATION

Corporate Headquarters
6531 N.W. 18th Court
Plantation, Florida 33313
(954) 581-9800
Web Site: www.imds.com
NASDAQ over-the-counter bulletin board (OTC:BB)
Stock Symbol: IMDS

Corporate Counsel
Robert B. Macaulay
Adorno & Yoss, LLP
2525 Ponce de Leon Boulevard
Suite 400
Coral Gables, Florida 33134

Patent, Trademark & Copyright Law
Shlesinger, Arkwright & Garvey
3000 South Eads Street
Arlington, Virginia 22202

Independent Auditors

for FY05
Margolies, Fink and Wichrowski
2201 West Sample Road
Building 9, Suite 1B
Pompano Beach, Florida 33073

for FY06
Sherb & Co., LLP
2700 N. Military Trail, Suite 200
Boca Raton, FL 33431

Fiscal Year
July 1 - June 30

Transfer Agent & Registrar
Jersey Transfer & Trust Co.
201 Bloomfield Avenue
Verona, New Jersey 07044
(201) 239-2712

The transfer agent is responsible for handling shareholder questions regarding lost certificates, changes in address, ownership or name in which shares are held.

Form 10-K
The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge at www.sec.gov or upon written request to:

Imaging Diagnostic Systems, Inc.
Attn: Secretary
6531 N.W. 18th Court
Plantation, Florida 33313

Safe Harbor
In conjunction with the provisions of the Safe Harbor section of the Private Securities Litigation Reform Act of 1995, this report may contain forward-looking statements pertaining to future anticipated projected plans, performances and developments, as well as other statements relating future operations. All such forward-looking statements are necessarily only estimates of future results and there can be no assurance that actual results will not materially differ from expectation. Further information on potential factors that could affect Imaging Diagnostic Systems, Inc., is included in the Company's filing with the Securities Exchange Commission.

ANNUAL MEETING

Imaging Diagnostics Systems, Inc. will hold its Annual Meeting at the company's corporate office, 6531 NW 18th Court, Plantation, FL, at **9:00AM on October 26, 2005.**




SCANNING FOR LIFE
IDSI

Imaging Diagnostic Systems, Inc.
6531 NW 18th Court
Plantation, FL 33313
www.imds.com
(954) 581-9800

CAUTION: CTLM is an investigational device. Limited by United States Law to investigational use.